MANAGEMENT’S DISCUSSION AND ANALYSIS
August 5, 2008
In this report, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures, except where otherwise indicated. All amounts herein are reported in U.S. dollars. Certain statements in this report constitute forward-looking statements. Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:
Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the Company’s participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; currency exchange rate fluctuations; actions or potential actions taken by the Company’s principal stockholder, Gerdau S.A., the liquidity of the Company’s long-term investments, including investments in auction rate securities, and the Company’s reliance on its 50%-owned joint ventures that it does not control.
Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.
OVERVIEW
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with an annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through a vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 19 scrap recycling facilities and 68 downstream operations, the Company serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers (“OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Over 90% of the raw material feed for the mini-mill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America.
Gerdau S.A. currently owns approximately 66.4% of the outstanding shares of the Company. Gerdau S.A is a leader in long steel production in the Americas and one of the world’s largest steelmakers, the Gerdau Group has a history spanning 107 years and is one of the agents in the consolidation process of the global steel business. The Group manufactures long, specialty and flat steel for the construction, industrial and agricultural sectors. Its products are used in cars, trucks, tractors, homes, bridges, roads, household appliances, and machines, among others.
On April 1, 2008, Pacific Coast Steel (“PCS”), a majority owned and consolidated joint venture of the Company, acquired substantially all the assets of Century Steel, Inc.; Century Steel Holdings, Inc. d/b/a Century Reinforcing, Inc.; Calico Construction Supply, LLC; Century Steel, Inc., (Utah); and Century Properties Henderson 18, LLC (collectively “CSI”), a reinforcing and structural steel contractor specializing in the fabrication and installation of structural steel and reinforcing steel products for $148.5 million. CSI, headquartered in Las Vegas, Nevada, operates reinforcing and structural steel contracting businesses in Nevada, California, Utah and New Mexico. Concurrently with the acquisition of CSI, the Company paid $82.0 million to increase its equity participation in PCS to approximately 84%.
On October 1, 2007, the Company acquired Enco Materials Inc., a leader in the commercial materials market, including fabricated rebar, construction products, concrete forming and shoring material, as well as fabricated structural steel and architectural products. Headquartered in Nashville, Tennessee, Enco has eight facilities located in Arkansas, Tennessee, and Georgia.
On September 14, 2007, the Company completed its acquisition of Chaparral Steel Company (“Chaparral”), for $4.2 billion, broadening the Company’s product portfolio and giving it a wide range of structural steel products. Chaparral is a leading producer of structural steel products in North America and also a major producer of steel bar products. It operates two mini-mills, one located in Midlothian, Texas, and the other located in Petersburg, Virginia. As a result of this acquisition, the Company recorded total assets of $1.8 billion, goodwill of $2.8 billion, intangibles of $606 million and liabilities of $1.1 billion.

OPERATING SEGMENTS
Gerdau Ameristeel is organized into two operating segments, mini-mills and downstream. The mini-mills segment consists of 15 mini-mills in the United States and three in Canada. This segment manufactures and markets a wide range of long steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and SBQ products which are transferred at arms-length, market prices to the downstream segment. The downstream segment is comprised of various secondary value-added steel businesses, which include rebar fabrication and epoxy coating, railroad spike operations, cold drawn products, super light beam processing, and the production of elevator guide rails, grinding balls, wire mesh, wire drawing and fence posts.

RESULTS OF OPERATIONS
The Condensed Consolidated Financial Statements of Gerdau Ameristeel for the three and six months ended June 30, 2008 and 2007 have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Condensed Consolidated Financial Statements include the results of the following acquisitions subsequent to their acquisition: Century Steel, Inc. (“CSI”) — April 1, 2008; Enco Materials Inc. (“Enco”) — October 1, 2007; Chaparral — September 14, 2007; Re-Bars Inc. (“Re-Bars”) — September 14, 2007; and D&R Steel, LLC (“D&R”) — August 27, 2007. CSI, Re-Bars and D&R were acquired by Pacific Coast Steel (“PCS”), a majority owned joint venture of the Company.
Three months ended June 30, 2008, compared to three months ended June 30, 2007
The following tables summarize the results of Gerdau Ameristeel for the three months ended June 30, 2008 and 2007.
(US$ in thousands)

	Three Months Ended		Three Months Ended		% of Sales
	June 30,	% of	June 30,	% of	Increase	$ Increase
	2008	Sales	2007	Sales	(Decrease)	(Decrease)

Finished Steel Shipments (Tons) — excludes 50% owned joint ventures
Rebar	489,694		396,770
Merchant/Special Sections/Structurals	1,423,274		754,135
Rod	193,421		181,832
Fabricated Steel	393,696		362,275

Total	2,500,085		1,695,012

Net sales	$2,545,810	100.0%	$1,331,818	100.0%		$1,213,992

Operating expenses
Cost of sales (exclusive of depreciation and amortization)	1,980,192	77.8%	1,051,191	78.9%	-1.1%	929,001
Selling and administrative	74,829	2.9%	52,148	3.9%	-1.0%	22,681
Depreciation	51,984	2.1%	29,051	2.2%	-0.1%	22,933
Amortization of intangibles	26,257	1.0%	251	0.0%	1.0%	26,006
Other operating income, net	(340)	0.0%	(573)	0.0%	0.0%	233

	2,132,922	83.8%	1,132,068	85.0%	-1.2%	1,000,854

Income from operations	412,888	16.2%	199,750	15.0%	1.2%	213,138

Income from 50% owned joint ventures	41,727	1.7%	14,334	1.1%	0.6%	27,393

Income before other expenses and income taxes	454,615	17.9%	214,084	16.1%	1.8%	240,531

Other expenses
Interest expense	35,564	1.4%	8,965	0.7%	0.7%	26,599
Interest income	(2,638)	-0.1%	(3,004)	-0.2%	0.1%	366
Foreign exchange (gain) loss, net	(451)	0.0%	(4,021)	-0.3%	0.3%	3,570
Amortization of deferred financing costs	2,691	0.1%	691	0.1%	0.0%	2,000
Writedown of investments	17,004	0.7%	—	0.0%	0.7%	17,004
Minority interest	3,543	0.1%	5,274	0.4%	-0.3%	(1,731)

	55,713	2.2%	7,905	0.7%	1.5%	47,808

Income before income taxes	398,902	15.7%	206,179	15.5%	0.2%	192,723

Income tax expense	136,795	5.4%	67,051	5.0%	0.4%	69,744

Net Income	$262,107	10.3%	$139,128	10.5%	-0.2%	$122,979

Earnings per common share — basic	$0.61		$0.46
Earnings per common share — diluted	$0.60		$0.45

The Company uses weighted average net selling prices (“net selling prices”) and metal spread as non-GAAP financial measures. The Company believes that net selling prices are commonly used in the steel industry to measure a company’s revenue performance. The Company believes that net selling prices represent a meaningful measure because it reflects the revenue earned net of freight. The Company’s method of calculating net selling prices may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:
(US$ in thousands, except as otherwise indicated)
(Excludes 50% owned joint ventures)

	Three Months Ended
	June 30,	June 30,	$ Increase	$ Increase
	2008	2007	(Decrease)	(Decrease)
Mill external shipment revenue	$1,857,835	$863,987
Fabricated steel shipment revenue	432,278	317,918
Other products shipment revenue *	167,944	101,944
Freight	87,753	47,969

Net Sales	$2,545,810	$1,331,818

Mill external shipments (tons)	2,106,389	1,332,737
Fabricated steel shipments (tons)	393,696	362,275

Weighted Average Net Selling Price ($ / ton)
Mill external steel shipments	$882	$648	$234	36.1%
Fabricated steel shipments	1,098	878	220	25.1%

Scrap Charged	383	232	151	65.1%

Metal Spread (selling price less scrap)
Mill external steel shipments	499	416	83	19.9%
Fabricated steel shipments	715	646	69	10.7%

Mill Manufacturing Cost ($ / ton)	332	255	77	30.2%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Net sales revenue for the three months ended June 30, 2008 increased 92.3% to $2.5 billion from $1.3 billion for the three months ended June 30, 2007. Finished tons shipped for the three months ended June 30, 2008 increased 805,073 tons, or 47.5%, compared to the three months ended June 30, 2007. The 2007 acquisitions discussed above added 583,086 tons of shipments for the three months ended June 30, 2008 compared to the same period of the prior year. Excluding the acquisitions, shipment volume increased 221,987 tons in comparison to the three months ended June 30, 2007. Weighted average mill selling prices were $882 per ton for the three months ended June 30, 2008, an increase of approximately $234 per ton or 36.1% from the weighted average mill selling prices for the three months ended June 30, 2007. Selling prices have increased in response to inflationary pressures in scrap and other raw material costs. In addition, the average selling price for the three months ended June 30, 2008 increased by approximately $33 per ton due to the inclusion of the Chaparral structural products which have higher selling prices in comparison to the Company’s other long product average selling prices. For the three months ended June 30, 2008, the average selling prices generated by the Chaparral facilities was $970 per ton compared to the other Gerdau Ameristeel mills which had a weighted average selling price of $849 per ton.
Cost of sales: Cost of sales as a percentage of net sales decreased 1.1% for the three months ended June 30, 2008 when compared to the three months ended June 30, 2007. The cost of sales increased from $1.1 billion, or $620 per finished ton shipped, for the three months ended June 30, 2007 to $2.0 billion, or $792 per finished ton shipped, for the three months ended June 30, 2008. Scrap raw material, the principal component of the Company’s cost structure, increased 65.1% to $383 per ton for the three months ended June 30, 2008, compared to $232 per ton for the three months ended June 30, 2007. Mill manufacturing costs were approximately 30.2% or $77 per ton higher in the three months ended June 30, 2008 compared to the three months ended June 30, 2007, primarily as a result of significant inflation in many of the Company’s raw material costs including energy, alloys, and electrodes. In addition metallic yield losses incurred through the steel making process, which are included in manufacturing costs, were also significantly higher as scrap costs increased. As a result of the Company maintaining approximately one to two months of inventory on hand, not all of these increases impacting current production costs were realized through earnings during the three months ended June 30, 2008.

Selling and administrative: Selling and administrative expenses for the three months ended June 30, 2008 increased $22.7 million compared to the three months ended June 30, 2007. The increase in selling and administrative expenses is due to an increase in selling and administrative functions supporting the growth of the organization, including the Chaparral and CSI acquisitions. Included in selling and administrative expense for the three months ended June 30, 2008 is a non-cash pretax expense of $12.8 million, to mark-to-market outstanding stock appreciation rights (“SARs”) and expenses associated with other equity based compensation agreements compared to a non-cash pretax expense of $9.2 million for the three months ended June 30, 2007.
Depreciation: Depreciation expense for the three months ended June 30, 2008 increased $22.9 million when compared to the three months ended June 30, 2007. The increase in depreciation for the three months ended June 30, 2008 is primarily related to the incremental depreciation expense from the Chaparral and Enco acquisitions, as well as normal increases in depreciation expense from routine equipment additions placed in service.
Amortization: Amortization expense for the three months ended June 30, 2008 increased $26.0 million when compared to the three months ended June 30, 2007. The increase in amortization for the three months ended June 30, 2008 is primarily related to the amortization of intangible assets associated with the Chaparral, Enco and CSI acquisitions, as well as the increased ownership in PCS. These intangible assets include customer relationships, order backlogs, patents, software, trade name and non-compete agreements.
Income from operations: As a percentage of net sales, income from operations for the three months ended June 30, 2008 was 16.2% compared to the income from operations of 15.0% for the three months ended June 30, 2007. The increase is primarily attributable to an increase in metal spread, the difference between mill selling prices and scrap raw material cost. Metal spread increased $83 per ton for the three months ended June 30, 2008 compared to the three months ended June 30, 2007.
Earnings from 50% owned joint ventures: Earnings from the Company’s 50% owned joint ventures were $41.7 million for the three months ended June 30, 2008 compared to $14.3 million for the three months ended June 30, 2007 (see “Note 7” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the three months ended June 30, 2008 — “Investments in 50% owned joint ventures”). This increase was primarily attributable to the metal spreads at the Company’s flat rolled sheet joint venture Gallatin Steel which increased from $281 per ton in the three months ended June 30, 2007 to $406 per ton during the three months ended June 30, 2008, as a result of increased average selling prices and an increase in finished tons shipped of 16,834 tons for the three months ended June 30, 2008 as strengthened global demand for flat rolled sheet drove selling price increases in excess of scrap raw material increases.
Interest expense, interest income and other expense on debt: Interest expense and other expense on debt, including amortized deferred financing costs, increased $29.0 million for the three months ended June 30, 2008 compared to the three months ended June 30, 2007. This was primarily due to the increase in interest expense and amortization of deferred financing costs recorded as a result of the new term loans entered into in September 2007 in connection with the acquisition of Chaparral.
Foreign exchange gain: Foreign exchange gains for the three months ended June 30, 2008 decreased $3.6 million when compared to the three months ended June 30, 2007. Foreign exchange gain relates primarily to the impact of translating foreign denominated net monetary assets to their appropriate functional currency. This includes foreign exchange fluctuations of the Canadian dollar entities translation of their US dollar monetary assets and the US dollar entity translation of their Canadian dollar monetary assets. During the three month period ended June 30, 2008, the exchange rate between the US dollar and Canadian dollar remained stable.
Writedown of investments: Over the past several months, auctions for certain auction rate securities failed auction because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities or the securities mature. With no certainty of when the liquidity will return to the market, the Company has reclassified the investments from a current asset to a non-current asset. The Company’s entire long-term investment portfolio at June 30, 2008, consisted of such auction rate securities. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. As a result of this analysis of other-than-temporary impairment factors, the Company recorded a pre-tax other than temporary impairment of approximately $17.0 million for the three month period ended June 30, 2008, related to these auction rate securities. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors and appropriate balance sheet classification.
Minority interest: Consistent with GAAP requirements, the Company consolidates 100% of the results of PCS and reflects the earnings of the non-owned portion as minority interest.
Income taxes: The Company’s effective income tax rate was approximately 34.3% and 32.5% respectively for the three months ended June 30, 2008 and 2007 (see “Note 10” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the three months ended June 30, 2008 — “Income Taxes”). The effective tax rate for the three months ended June 30, 2008 was unfavorably impacted by the writedown of the auction rate securities, noted above. A valuation allowance was established to reflect the fact that the Company is not certain that it will be able to use the capital loss that this write-down creates.
Segments: Gerdau Ameristeel is organized with two operating segments, mini-mills and downstream.

Mills segment sales increased to $2.3 billion for the three months ended June 30, 2008, from $1.2 billion for the three months ended June 30, 2007. Mills segment sales include sales to the downstream segment of $245.9 million and $180.8 million for the three months ended June 30, 2008 and 2007, respectively. Mills segment income from operations for three months ended June 30, 2008 was $407.9 million compared to income from operations of $185.5 million for the three months ended June 30, 2007, an increase of $222.4 million or 119.9%. The increase in mill segment income from operations in the second quarter of 2008 is primarily the result of higher metal spreads as selling prices increased more than the scrap raw material costs.
Downstream segment sales increased to $468.5 million for the three months ended June 30, 2008 from $341.9 million for the three months ended June 30, 2007 primarily due to the acquisitions of Enco and CSI. Downstream segment income from operations was $35.1 million for the three months ended June 30, 2008 compared to $34.7 million for the three months ended June 30, 2007, an increase of $0.4 million, or 1.2%. Margins were reduced in this segment because selling prices could not be increased at the same rate that the steel transfer costs from the mill segment increased due to the contract nature of this business.
See “Note 16” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the three months ended June 30, 2008 — “Segment information” for a reconciliation of segment sales and income to consolidated results.
EBITDA: EBITDA is calculated by adding earnings before interest and other expense on debt, taxes, depreciation, amortization, writedown of investments, foreign exchange gain/loss, net, minority interest and cash distributions from 50% owned joint ventures, and deducting interest income and earnings from 50% owned joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income for the three months ended June 30, 2008 and 2007 is shown below:

	For the Three Months Ended
(US$ in thousands)	June 30, 2008	June 30, 2007
Net income	$262,107	$139,128
Income tax expense	136,795	67,051
Interest and other expense on debt	35,564	8,965
Interest income	(2,638)	(3,004)
Depreciation	51,984	29,051
Amortization of intangibles	26,257	251
Amortization of deferred financing costs	2,691	691
Earnings from 50% owned joint ventures	(41,727)	(14,334)
Cash distribution from 50% owned joint ventures	30,000	11,250
Foreign exchange (gain) loss, net	(451)	(4,021)
Writedown of investments	17,004	—
Minority interest	3,543	5,274

EBITDA	$521,129	$240,302

Six months ended June 30, 2008, compared to six months ended June 30, 2007
The following tables summarize the results of Gerdau Ameristeel for the six months ended June 30, 2008 and 2007.
(US$ in thousands, except earnings per share)

	Six Months Ended		Six Months Ended		% of Sales
	June 30,	% of	June 30,	% of	Increase	$ Increase
	2008	Sales	2007	Sales	(Decrease)	(Decrease)

Finished Steel Shipments (Tons) — excludes 50% owned joint ventures
Rebar	994,941		873,453
Merchant/Special Sections/Structurals	2,775,125		1,630,467
Rod	392,727		378,595
Fabricated Steel	715,896		702,912

Total	4,878,689		3,585,427

Net sales	$4,577,472	100.0%	$2,674,814	100.0%		$1,902,658

Operating expenses
Cost of sales (exclusive of depreciation and amortization)	3,580,819	78.2%	2,120,063	79.3%	-1.1%	1,460,756
Selling and administrative	129,405	2.8%	102,811	3.8%	-1.0%	26,594
Depreciation	104,504	2.3%	57,143	2.1%	0.2%	47,361
Amortization of intangibles	50,420	1.1%	709	0.0%	1.1%	49,711
Other operating income, net	(890)	0.0%	(1,256)	0.0%	0.0%	366

	3,864,258	84.4%	2,279,470	85.2%	-0.8%	1,584,788

Income from operations	713,214	15.6%	395,344	14.8%	0.8%	317,870

Income from 50% owned joint ventures	60,107	1.3%	32,029	1.2%	0.1%	28,078

Income before other expenses and income taxes	773,321	16.9%	427,373	16.0%	0.9%	345,948

Other expenses
Interest expense	87,403	1.9%	19,268	0.7%	1.2%	68,135
Interest income	(9,301)	-0.2%	(5,356)	-0.2%	0.0%	(3,945)
Foreign exchange (gain) loss, net	(4,329)	-0.1%	(4,269)	-0.2%	0.1%	(60)
Amortization of deferred financing costs	5,382	0.1%	1,376	0.1%	0.0%	4,006
Writedown of investments	39,671	0.9%	—	0.0%	0.9%	39,671
Minority interest	7,938	0.2%	9,886	0.4%	-0.2%	(1,948)

	126,764	2.8%	20,905	0.8%	2.0%	105,859
Income before income taxes	646,557	14.1%	406,468	15.2%	-1.1%	240,089

Income tax expense	221,442	4.8%	133,805	5.0%	-0.2%	87,637

Net Income	$425,115	9.3%	$272,663	10.2%	-0.9%	$152,452

Earnings per common share — basic	$0.98		$0.89
Earnings per common share — diluted	$0.98		$0.89

Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:
(US$ in thousands, except as otherwise indicated)
(Excludes 50% owned joint ventures)

	Six Months Ended
	June 30,	June 30,	$ Increase	% Increase
	2008	2007	(Decrease)	(Decrease)
Mill external shipment revenue	$3,367,700	$1,779,232
Fabricated steel shipment revenue	741,668	611,231
Other products shipment revenue *	299,809	183,228
Freight	168,295	101,123

Net Sales	$4,577,472	$2,674,814

Mill external shipments (tons)	4,162,793	2,882,515
Fabricated steel shipments (tons)	715,896	702,912

Weighted Average Net Selling Price ($ / ton)
Mill external steel shipments	$809	$617	$192	31.1%
Fabricated steel shipments	1,036	870	166	19.1%

Scrap Charged	331	224	107	47.8%

Metal Spread (selling price less scrap)
Mill external steel shipments	478	393	85	21.6%
Fabricated steel shipments	705	646	59	9.1%

Mill Manufacturing Cost ($ / ton)	319	253	66	26.1%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Net sales revenue for the six months ended June 30, 2008 increased to $4.6 billion, an increase of 70.4% from $2.7 billion for the same period in the prior year. Finished tons shipped for the six months ended June 30, 2008 increased 1,293,262 tons, or 36.1% compared to the six months ended June 30, 2007. The 2007 acquisitions described above added 1,160,329 tons of shipments for the first six months of 2008 compared to the same period of the prior year. Excluding the acquisitions, shipment volume increased 132,933 tons in comparison to the six months ended June 30, 2007 as a result of strong global demand for long steel products. Weighted average mill selling prices were $809 per ton for the six months ended June 30, 2008, an increase of approximately $192 per ton or 31.1% from the weighted average mill selling prices for the six months ended June 30, 2007. Selling prices have increased in response to inflationary pressures in scrap and other raw material costs. In addition, the average selling price for the six months ended June 30, 2008 increased by approximately $34 per ton due to the inclusion of the Chaparral structural products which have higher selling prices in comparison to the Company’s other long product average selling prices.
Cost of sales: Cost of sales as a percentage of net sales decreased 1.1% for the six months ended June 30, 2008 when compared to the six months ended June 30, 2007. The cost of sales increased from $2.1 billion, or $591 per finished ton shipped, for the six months ended June 30, 2007 to $3.6 billion, or $734 per finished ton shipped for the six months ended June 30, 2008. Scrap raw material, the principal component of the Company’s cost structure, increased 47.8% to $331 per ton for the six months ended June 30, 2008, compared to $224 per ton for the six months ended June 30, 2007. Mill manufacturing costs were approximately 26.1% or $66 per ton higher in the six months ended June 30, 2008 compared to the six months ended June 30, 2007 primarily as a result of significant inflation in many of the Company’s raw material costs including energy, alloys and electrodes. In addition, as previously discussed, the increased scrap costs resulted in increased manufacturing costs due to higher metallic yield losses. As a result of the Company maintaining approximately one to two months of inventory on hand, not all of these increases impacting current production costs were realized through earnings during the six months ended June 30, 2008.
Selling and administrative: Selling and administrative expenses for the six months ended June 30, 2008 increased $26.6 million compared to the six months ended June 30, 2007. The increase in selling and administrative expenses is due to an increase in selling and administrative functions supporting the growth of the organization, including the Chaparral and CSI acquisitions. Included in selling and administrative expenses for the six months ended June 30, 2008 is a non-cash pretax expense of $16.6 million, to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements compared to a non-cash pretax expense of $18.0 million for the six months ended June 30, 2007.
Depreciation: Depreciation expense for the six months ended June 30, 2008 increased $47.4 million when compared to the six months ended June 30, 2007. The increase in depreciation for the six months ended June 30, 2008 is primarily related to the incremental depreciation expense from the Chaparral and Enco acquisitions, as well as normal increases in depreciation expense from routine equipment additions placed in service.
Amortization: Amortization expense for the six months ended June 30, 2008 increased $49.7 million when compared to the six months ended June 30, 2007. The increase in amortization for the six months ended June 30, 2008 is primarily related to the amortization of intangible assets associated with the Chaparral and Enco acquisitions. These intangible assets include customer relationships, order backlogs, patents, software, trade name and non-compete agreements.
Income from operations: As a percentage of net sales, income from operations for the six months ended June 30, 2008 was 15.6% compared to the income from operations of 14.8% for the six months ended June 30, 2007. The increase is primarily attributable to an increase in metal spread. Metal spread increased $85 per ton for the six months ended June 30, 2008 compared to the six months ended June 30, 2007.
Earnings from 50% owned joint ventures: Earnings from the Company’s 50% owned joint ventures were $60.1 million for the six months ended June 30, 2008 compared to $32.0 million for the six months ended June 30, 2007 (see “Note 7” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the six months ended June 30, 2008 — “Investments in 50% owned joint ventures”). This increase was primarily attributable to the metal spreads at the Company’s flat rolled sheet joint venture Gallatin Steel which increased from $281 per ton in the six months ended June 30, 2007 to $352 during the six months ended June 30, 2008, as margins increased in response to improved global demand.
Interest expense, interest income and other expense on debt: Interest expense and other expense on debt, including amortized deferred financing costs, increased $68.2 million for the six months ended June 30, 2008 compared to the six months ended June 30, 2007. This was primarily due to the increase in interest expense and amortization of deferred financing costs recorded as a result of the new term loans entered into in September 2007 in connection with the acquisition of Chaparral.
Foreign exchange gain: There was no material change in foreign exchange gains for the six months ended June 30, 2008 compared to the six months ended June 30, 2007.
Writedown of investments: The Company recorded pre-tax other than temporary impairment of approximately $39.7 million for the six month period ended June 30, 2008 related to auction rate securities. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors and appropriate balance sheet classification.
Minority interest: Consistent with GAAP requirements, the Company consolidates 100% of the results of PCS and reflects the earnings of the non-owned portion as minority interest.
Income taxes: The Company’s effective income tax rate was approximately 34.2% and 32.9% respectively for the six months ended June 30, 2008 and 2007 (see “Note 10” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the six months ended June 30, 2008 — “Income Taxes”). The effective tax rate for the six months ended June 30, 2008 was unfavorably impacted by the writedown of the auction rate securities, noted above. A valuation allowance was established to reflect the fact that the Company is not certain that it will be able to use the capital loss that this write-down creates.
Segments: Gerdau Ameristeel is organized with two operating segments, mini-mills and downstream.
Mills segment sales increased to $4.2 billion for the six months ended June 30, 2008 from $2.4 billion for the six months ended June 30, 2007. Mills segment sales include sales to the downstream segment of $422.6 million and $328.9 million for the six months ended June 30, 2008 and 2007, respectively. Mills segment income from operations for the six months ended June 30, 2008 was $701.9 million compared to an income from operations of $362.5 million for the six months ended June 30, 2007, an increase of $339.4 million, or 93.6%. The increase in mill segment income from operations in the first half of 2008 was primarily the result of higher metal spreads.
Downstream segment sales increased to $804.6 million for the six months ended June 30, 2008 from $651.7 million for the six months ended June 30, 2007. Downstream segment income from operations was $53.7 million for the six months ended June 30, 2008 compared to $61.1 million for the six months ended June 30, 2007, a decrease of $7.4 million, or 12.1% which was attributable to the increase in market prices of the steel raw materials purchased from the mini-mill segment that have not been fully passed along to the customer. Margins were reduced in this segment because selling prices could not be increased at the same rate as the steel transfer costs from the mill segment increased due to the contract nature of this business.
See “Note 16” to Gerdau Ameristeel Corporation and Subsidiaries Condensed Consolidated Financial Statements for the six months ended June 30, 2006 — “Segment information” for a reconciliation of segment sales and income to consolidated results.
Reconciliation of EBITDA to net income for the six months ended June 30, 2008 is shown below:

	For the Six Months Ended
(US$ in thousands)	June 30, 2008	June 30, 2007
Net income	$425,115	$272,663
Income tax expense	221,442	133,805
Interest and other expense on debt	87,403	19,268
Interest income	(9,301)	(5,356)
Depreciation	104,504	57,143
Amortization of intangibles	50,420	709
Amortization of deferred financing costs	5,382	1,376
Earnings from 50% owned joint ventures	(60,107)	(32,029)
Cash distribution from 50% owned joint ventures	40,404	31,654
Foreign exchange (gain) loss, net	(4,329)	(4,269)
Writedown of investments	39,671	—
Minority interest	7,938	9,886

EBITDA	$908,542	$484,850

LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
Operating activities: Net cash provided by operations for the six months ended June 30, 2008 was $163.0 million compared to $199.8 million for the six months ended June 30, 2007. The increase in scrap costs and selling prices have required a significantly greater investment in working capital. Turnover of inventory has improved versus the prior year, and days sales outstanding of accounts receivable have remained stable in comparison to the prior year, however, for the six months ended June 30, 2008, accounts receivable used $357.7 million of cash and inventories used $272.0 million of cash. Partially offsetting this, liabilities provided $183.0 million due to increased trade accounts payable from the higher scrap raw material costs.
Investing activities: Net cash used in investing activities was $266.9 million in the six months ended June 30, 2008 compared to $100.6 million in the six months ended June 30, 2007. For the six months ended June 30, 2008, cash paid for the acquisitions of CSI and increased ownership of PCS was $203.5 million and capital expenditures totalled $65.7 million.
Financing activities: Net cash used by financing activities was $130.0 million in the six months ended June 30, 2008 compared to $79.3 million in the six months ended June 30, 2007. The principal component was the payment of dividends.
On March 13, 2008, the Company paid a special dividend of $0.25 per common share in addition to the normal $0.02 per common share quarterly dividend which resulted in a total dividend payment of $116.7 million. On June 13, 2008, the Company paid a normal quarterly cash dividend of $0.02 per common share which totaled $8.6 million.
Outstanding Shares
As of July 31, 2008, the Company had 432,970,733 common shares outstanding.
Credit Facilities and Indebtedness
The principal sources of liquidity are cash flows generated from operations and borrowings under the Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The Company’s principal liquidity requirements are working capital, capital expenditures and debt service.
The following is a summary of existing credit facilities and other long term debt:
Term Loan Facility: On September 14, 2007, the Company entered into a $2.75 billion Term Loan Facility to partially fund its acquisition of Chaparral Steel Company.
The Term Loan Facility has tranches maturing between 5 and 6 years from the closing date and bears interest at LIBOR plus between 1.00% and 1.25%. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers. The Term Loan Facility includes financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests, and the value of Gerdau S.A.’s and certain of its subsidiaries’ receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The Term Loan Facility is unsecured but provides for a springing lien in the off-take supply contracts. The Term Loan Facility also contains customary covenants restricting the Company’s ability, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company is in compliance with the terms of the Term Loan Facility.
Senior Secured Credit Facility: In 2005 the Company entered into a new Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010. In June 2008, the Company increased the Senior Secured Credit Facility from $650.0 million to $950.0 million. The Company is in compliance with the terms of the facility at June 30, 2008. The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable.
Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. The Company’s Senior Secured Credit Facility contains restrictive covenants that limit its ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit the Company’s ability to, among other things incur additional debt, issue redeemable stock and preferred stock, pay dividends on its common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.
At both June 30, 2008 and December 31, 2007, there was nothing drawn against this facility based upon available collateral under the terms of the agreement. At June 30, 2008 and December 31, 2007, approximately $804.9 million and $583.0 million, respectively, were available under the Senior Secured Credit Facility, net of $76.3 million and $67.0 million, respectively of outstanding letters of credit.

Capital Expenditures Credit Facility: On November 22, 2006, the Company entered into a credit facility with KfW IPEX-Bank to provide financing for capital expenditures. The facility is for $75.0 million, expires on November 30, 2008 and is secured by the equipment purchased with the financing. At both June 30, 2008 and December 31, 2007, $15.4 million had been drawn on this facility.
Senior Notes: On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. The Company amortized the bond discount using the straight line method, which is not materially different from the effective interest method. The Company can call these senior notes at any time at a redemption price ranging from 105 3/8% to 100%, depending on the year the call is made. As a result of the Company having hedged a portion of its 10 3/8% Senior Notes and then subsequently terminating these hedges, the carrying value of those notes was adjusted to reflect the final fair value of the derivatives as of the time they were terminated. The Company amortizes this final fair value using the straight line method which approximates the effective yield method.
Industrial Revenue Bonds: The Company had $50.4 million and $54.6 million of industrial revenue bonds outstanding at June 30, 2008 and December 31, 2007, respectively. In April 2008, the Company repaid a $4.2 million industrial revenue bond. Approximately $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The industrial revenue bonds mature in 2014 and 2017, respectively. The Jackson, Tennessee and Cartersville, Georgia bonds are secured by letters of credit issued under the Senior Secured Credit Facility. On May 3, 2007, Gerdau Ameristeel US Inc. entered into a new industrial revenue bond for the Jacksonville, Florida facility. The industrial revenue bond is for $23.0 million and matures on May 1, 2037. The interest rate on this bond is 5.3% payable semi-annually. This bond is secured by a guarantee by the Company.
Capital Leases: Gerdau Ameristeel had $0.1 million and $0.2 million of capital leases at June 30, 2008 and December 31, 2007, respectively.
Capital expenditures
Gerdau Ameristeel spent $65.7 million on capital projects in the six months ended June 30, 2008 compared to $92.8 million in the six months ended June 30, 2007. The most significant projects include a new finishing end at the Wilton, Iowa mill, costs related to the recently completed melt shop expansion at the Jacksonville, Florida mill, a new structural mesh line at the Beaumont Mesh downstream facility, and costs to upgrade the casting equipment at the St. Paul, Minnesota mill.
Off — balance sheet arrangements
Other than non-cancelable operating lease commitments, the Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities. The Company’s operating lease commitments are set out in the contractual obligation table below.

Contractual obligations
The following table represents the Company’s contractual obligations as of June 30, 2008.

		Less than
(US$ in thousands)	Total	one Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long-term debt (1)	$3,069,712	$15,527	$312,510	$2,441,275	$300,400
Interest	692,158	149,820	302,671	196,401	43,266
Operating leases (2)	69,600	15,913	24,500	13,857	15,330
Capital expenditures (3)	203,198	152,398	35,560	15,240	—
Unconditional purchase obligations (4)	239,253	239,253	—	—	—
Pension funding obligations	7,900	7,900	—	—	—

Total contractual obligations	$4,281,821	$580,811	$675,241	$2,666,773	$358,996

(1)	Total amounts are included in the June 30, 2008 Condensed Consolidated Balance Sheet. See Note 8, Long-term Debt, to the Condensed Consolidated Financial Statements.

(2)	Includes minimum lease payment obligations for equipment and real property leases in effect as of June 30, 2008.

(3)	Purchase obligations for capital expenditure projects in progress.

(4)	A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.
As of June 30, 2008, the Company had $23.9 million of unrecognized tax benefits not included in the contractual obligations table. Based on the uncertainties associated with the settlement of these items, the Company is unable to make reasonably reliable estimates of the period of the potential cash settlements, if any, with taxing authorities.
CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
Gerdau Ameristeel’s Condensed Consolidated Financial Statements are prepared in accordance with U.S. GAAP that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.
Critical accounting policies are those that may have a material impact on the unaudited Condensed Consolidated Financial Statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company’s accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.
Revenue Recognition
The Company’s products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers, when the risks of ownership and title are transferred.
The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provisions for estimated losses on construction contracts in progress are made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues and costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.
The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in advance of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in advance of revenues recognized.
Long-term Investments
In the prior year, the Company invested excess cash in investments that are comprised of investment grade variable rate debt obligations, known as auction rate securities, which are asset-backed and categorized as available-for sale. These securities are analyzed each reporting period for possible other-than-temporary impairment factors and appropriate balance sheet classifications. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of marketable securities and auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. These investments have been categorized as long-term at June 30, 2008.
Fair Value Measurement
Effective January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 introduces a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities. SFAS 157 for financial assets and liabilities is effective for fiscal years beginning after November 15, 2007, and the Company has adopted the standard for those assets and liabilities as of January 1, 2008. The adoption of FAS 157 did not materially impact the Company balance sheet, statement of earnings, or cash flow. The Company is now required to provide additional disclosures as a part of its consolidated financial statements.
In February 2008, the FASB issued Staff Position (“FSP”) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities on its consolidated balance sheets and statements of earnings.
SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a three — tier fair value hierarchy which prioritizes the inputs in measuring fair value requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than level 1 prices such as quoted prices (unadjusted) for similar assets or liabilities; quoted prices (unadjusted) in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As of June 30, 2008, the Company held certain assets that are required to be measured at fair value on a recurring basis. These included the Company’s auction rate securities and derivative instruments.
The Company invested in auction rate security instruments, which were classified as long-term investments at June 30, 2008 and reflected at fair value. Due to recent events in credit markets noted above, auctions for some of these instruments have failed over the past several months. The fair values of these securities were estimated utilizing valuation models including those that are based on expected cash flow schemes and collateral values, including assessments of counterparty credit qualify, default risk underlying the security, discount rates and overall capital market liquidity in a non-active market as of June 30, 2008. Therefore, the Company utilized level 3 inputs to measure the fair market value of these investments.
The Company’s derivative instruments consist of interest rate swaps. See Note 12 for further information on the Company’s derivative instruments and hedging activities. The fair values of the derivatives were determined based on inputs that are readily available in public markets or derived from information available in publicly quoted markets. Therefore, the Company utilized level 2 inputs to measure the fair market value of these derivatives. The Company utilized a standard pricing model based on inputs that were either readily available in public markets, derived from information available in publicly quoted markets, or quoted by counterparties to these contracts to determine the value of the derivatives. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds.
Allowance for Doubtful Accounts
The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management’s best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitates a change in estimated losses.
Business Combinations
Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of the Company’s acquisitions is assigned to intangible assets that require significant judgment in determining (i) fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. Changes in the initial assumptions could lead to changes in amortization charges recorded in the financial statements.
Accounting for Goodwill and Intangible Assets
Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. Goodwill is reviewed for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The Company’s goodwill impairment reviews consist of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on estimates of comparable market values. If this estimated fair value exceeds the carrying value, no further analysis or goodwill writedown is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written down to its implied fair value.  Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset.  Intangible assets are reviewed for impairment annually.
Long-lived Assets
The Company is required to assess potential impairments of long-lived assets in accordance with SFAS No. 144, “Accounting for Impairment of Long-lived Assets” (“SFAS 144”), if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company’s long-lived assets primarily include property, plant and equipment used in operations and property held for sale.
Accounting for Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.
The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.
Environmental Remediation
The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.
Post Retirement Benefits
Primary actuarial assumptions are determined as follows:
•	The expected long-term rate of return on plan assets is based on the Company’s estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.
•	The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company’s obligation and expense.
•	The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company’s long-term compensation policies. An increase in the rate would increase the Company’s obligation and expense.
•	The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company’s obligation and expense.
RECENTLY ISSUED ACCOUNTING STANDARDS
In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R replaces FASB Statement No. 141, “Business Combinations,” (“SFAS 141”).  SFAS 141R establishes the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements for business combinations. SFAS 141R applies to business combinations for which the acquisition date is on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 141R.
In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting for minority interests, now termed “non-controlling interests”. SFAS 160 requires non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 160.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (Statement 161). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 has been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is evaluating the potential impact on its consolidated statements upon adoption of Statement 161.
In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets”, (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is evaluating the potential impact of FSP 142-3 on its consolidated financial statements.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company is evaluating the potential impact on its consolidated statements upon adoption of Statement 162.
Subsequent Events
On July 14, 2008 the Company acquired the assets of Hearon Steel Co., Hearon Steel Co. of Tulsa, Inc., Hearon Steel Co. of Oklahoma City, Inc. and Steel Coating, Inc., all rebar fabricators and epoxy coaters with locations in Muskogee, Tulsa and Oklahoma City, Oklahoma, for approximately $15.0 million.
On August 5, 2008, the Board of Directors approved a quarterly cash dividend of $0.02 per common share, payable September 4, 2008 to Shareholders of record at the close of business on August 20, 2008.
RISKS AND UNCERTAINTIES
Excess global capacity in the steel industry and the availability of competitive substitute material may result in more intense competition, which may exert downward pressure on the prices of the Company’s products.
The Company competes with numerous foreign and domestic steel producers, largely mini-mill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers’ product specifications and delivery schedules. Global over-capacity in steel manufacturing has in the past had a negative impact on steel pricing and could adversely affect the Company’s sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all may contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company’s products, which could materially adversely affect its sales and profit margins. In addition, in the case of certain product applications, the Company and other steel manufacturers compete with manufacturers of other materials, including plastic, wood, aluminum (particularly in the automotive industry), graphite, composites, ceramics, glass and concrete. Product substitution could also have a negative impact on demand for steel products and place downward pressure on prices.
The cyclical nature of the steel industry and the industries the Company serves and economic conditions in North America and worldwide may cause fluctuations in the Company’s revenue and profitability.
The North American steel industry is cyclical in nature and may be affected by prevailing economic conditions in the major world economies. The Company is particularly sensitive to trends in cyclical industries such as the North American construction, appliance, machinery and equipment, and transportation industries, which are significant markets for the Company’s products.
Market conditions for steel products in the U.S. and Canada have fluctuated over the years. Significant portions of the Company’s products are also destined for the steel service center industry. The Company’s markets are cyclical in nature, which affects the demand for its finished products. A disruption or downturn in any of these industries or markets could materially adversely impact the Company’s financial condition, production, sales, margins, cash flows and earnings. The Company is also sensitive to trends and events that may impact these industries or markets, including strikes and labor unrest.
The Company’s profitability can be adversely affected by increases in raw material and energy costs.
The Company’s operating results are significantly affected by the cost of steel scrap and scrap substitutes, which are the primary raw materials for the Company’s mini-mill operations. Prices for steel scrap are subject to market forces largely beyond the Company’s control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar and a strong global demand for steel scrap has resulted in steel scrap prices that are currently high. Metal spread, the difference between mill selling prices and scrap raw material cost, is currently above previous ten-year highs. The Company does not know how long these levels can be maintained and if scrap prices increase without a commensurate increase in finished steel selling prices, the Company’s profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair the Company’s ability to compete with integrated mills and materially adversely affect sales and profit margins.
Energy costs represent a significant portion of the production costs for the Company’s operations. Some of the Company’s mini-mill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand. This portion represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and therefore is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.
Imports of steel into North America have adversely affected and may again adversely affect steel prices, and despite trade regulation efforts, the industry may not be successful in reducing steel imports.
While imports of steel into North America have recently moderated from historical highs, they have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company’s sales and profit margins. Competition from foreign steel producers is strong and may increase in the event of increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies or the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and, in certain cases, have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter into the North American markets in the future resulting in price depression, which could materially adversely affect the Company’s ability to compete and maintain sales levels and profit margins.
A change in China’s steelmaking capacity or a slowdown in China’s steel consumption could have a material adverse effect on domestic and global steel pricing and could result in increased steel imports into North America.
A significant factor in the worldwide strengthening of steel pricing over the past several years has been the significant growth in steel consumption in China, which has outpaced that country’s manufacturing capacity to produce enough steel to satisfy its own needs. This has resulted in China being a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A reduction in China’s economic growth rate with a resulting reduction of steel consumption, coupled with China’s expansion of steel-making capacity, could have the effect of a substantial weakening of both domestic and global steel demand and steel pricing. Moreover, many Asian and European steel producers that had previously shipped their output to China are beginning to ship their steel products to other markets in the world including the North American market, which could cause a material erosion of margins through a reduction in pricing.
The Company’s participation in the consolidation of the steel industry could adversely affect the business.
The Company believes that there continues to be opportunity for future growth through selective acquisitions, given the pace of consolidation in the steel industry and the increasing trend of customers to focus on fewer key suppliers. As a result, the Company intends to continue to apply a selective and disciplined acquisition strategy. Future acquisitions, investments in joint ventures or strategic alliances may involve some or all of the following risks, which could materially adversely affect the Company’s business, results of operations, cash flows or financial condition:
•	the difficulty of integrating the acquired operations and personnel into the existing business;

•	the potential disruption of ongoing business;

•	the diversion of resources, including management’s time and attention;

•	incurrence of additional debt;

•	the inability of management to maintain uniform standards, controls, procedures and policies;

•	the difficulty of managing the growth of a larger company;

•	the risk of entering markets in which the Company has little experience;

•	the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise;

•	the risk of contractual or operational liability to venture participants or to third parties as a result of the Company’s participation;

•	the risk of environmental or other liabilities associated with the acquired business;

•	the inability to work efficiently with joint venture or strategic alliance partners; and

•	the difficulties of terminating joint ventures or strategic alliances.
Acquisition targets may require additional capital and operating expenditures to return them to, or sustain, profitability. Acquisition candidates may also be financially distressed steel companies that typically do not maintain their assets adequately. Such assets may need significant repairs and improvements. The Company may also have to buy sizeable amounts of raw materials, spare parts and other materials for these facilities before they can resume, or sustain, profitable operation. Such financially distressed steel companies also may not have maintained appropriate environmental programs. These problems also may require significant expenditures by the Company or expose the Company to environmental liability.
Specifically with respect to us, because of its magnitude, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities and the Company is not indemnified for any breaches of representations, warranties or covenants in the agreement relating to the acquisition of Chaparral. While the integration of Chaparral has proceeded in accordance with the Company’s plans, there is the risk that the Company may not successfully complete the integration of the business, operations and product lines of Chaparral with its own, or realize all of the anticipated benefits and synergies of the acquisition, including expected annual synergies of $100.0 million by the end of 2008. As of June 30, 2008 we have realized $66.4 million of these synergies. If the benefits of the acquisition do not exceed the costs associated with the acquisition, the Company’s results of operations, cash flows and financial condition could be materially adversely affected.
Future acquisitions may be required for the Company to remain competitive, but the Company cannot assure you that it can complete any such transactions on favorable terms or that it can obtain financing, if necessary, for such transactions on favorable terms. The Company also cannot assure you that future transactions will improve its competitive position and business prospects as anticipated; if they do not, the Company’s results of operations may be materially adversely affected. In addition, under terms of the partnership agreement governing the Gallatin joint venture, either partner has the right to compel the other partner to buy or sell its interest in the Gallatin joint venture, subject to certain procedures set out in the partnership agreement.
Steel manufacturing is capital intensive which may encourage producers to maintain production in periods of reduced demand which may in turn exert downward pressure on prices for the Company’s products.
Steel manufacturing is very capital intensive, resulting in a large fixed-cost base. The high levels of fixed costs of operating a mini-mill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.
Unexpected equipment failures may lead to production curtailments or shutdowns.
The Company operates several steel plants in different sites. Nevertheless, interruptions in the production capabilities at the Company’s principal sites would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company’s facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. The Company’s manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as its electric arc furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, including high-output transformers, and this equipment may, on occasion, incur downtime as a result of unanticipated failures. The Company has experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in production capabilities would adversely affect the Company’s productivity and results of operations. Moreover, any interruption in production capability may require the Company to make additional capital expenditures to remedy the problem, which would reduce the amount of cash available for operations. The Company’s insurance may not cover the losses. In addition, long-term business disruption could harm the Company’s reputation and result in a loss of customers, which could materially adversely affect the business, results of operations, cash flows and financial condition.
The Company’s level of indebtedness could adversely affect its ability to raise additional capital to fund operations, limit the ability to react to changes in the economy or the industry and prevent it from meeting its obligations under its debt agreements.
The Company had $2.8 billion of net indebtedness as of June 30, 2008. The Company’s degree of leverage could have important consequences for you, including the following:
•	it may limit the ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	it may limit the ability to declare dividends on the common shares;

•	a portion of the cash flows from operations must be dedicated to the payment of interest on existing indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

•	certain of the Company’s borrowings, including borrowings under its term loan facility and senior secured credit facility,are at variable rates of interest and are subject to increases in interest rates;

•	it may limit the ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to its competitors that have less debt;

•	the Company may be vulnerable in a downturn in general economic conditions; and

•	the Company may be required to adjust the level of funds available for capital expenditures.
Under the terms of the existing indebtedness, the Company is permitted to incur additional debt in certain circumstances; doing so could increase the risks described above. The term loan facility entered into to finance the acquisition of Chaparral contains financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests. In addition, the term loan facility requires the value of Gerdau S.A.’s receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The term loan facility is unsecured but provides for a springing lien in the Gerdau S.A. off-take supply contracts which would take effect upon the occurrence of certain events related to the supply contracts. The term loan facility also contains customary covenants restricting the Company’s ability, including the ability of two of the Company’s subsidiaries, Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on the Company’s assets, enter into certain transactions with affiliates and enter into certain merger transactions. The senior secured credit facility also contains customary covenants that limit the Company’s ability to, among other things, incur additional debt, issue redeemable stock and preferred stock, pay dividends on the common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations. These covenants will limit our flexibility in the operation of the business.
Environmental and occupational health and safety laws and regulations affect the Company and compliance may be costly and reduce profitability.
The Company is required to comply with a complex and evolving body of environmental and occupational health and safety laws and regulations (“EHS Laws”). These laws and regulations concern, among other things, air emissions, discharges to soil, surface water and ground water, noise control, the generation, handling, storage, transportation, and disposal of hazardous substances and wastes, the clean-up of contamination, indoor air quality and worker health and safety. These EHS Laws vary by location and can fall within federal, provincial, state or municipal jurisdictions. There is a risk that the Company has not been or, in the future, will not be in compliance with all such requirements. Violations could result in penalties or the curtailment or cessation of operations, any of which could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as particulate matter and mercury. Because the Company’s manufacturing facilities are emissions intensive, compliance with these laws requires the Company to make investments in pollution control equipment and to report to the relevant government authority if any emission limits are exceeded. The government authorities typically monitor compliance with these emission limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop a certain activity; administrative penalties for violating certain EHS Laws; and regulatory prosecutions. The Company is also required to comply with a similar regime with respect to its wastewater. These EHS Laws restrict the type and amount of pollutants that Company facilities can discharge into receiving bodies of water, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions through administrative orders and penalties and regulatory proceedings. The Company has installed pollution control equipment at its manufacturing facilities to address emissions and discharge limits, and has an environmental management system in place designed to reduce the risk of non-compliance.
EHS Laws relating to health and safety might also have an impact on the Company. The Company’s manufacturing operations involve the use of large and complex machinery and equipment and exposure to various potentially hazardous substances. As a consequence, there is an inherent risk to workers’ health and safety. From time to time, workplace illnesses and accidents, including serious injury and fatalities, do occur. Any serious occurrences of this nature may have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
Other EHS Laws regulate the generation, storage, transport and disposal of hazardous waste. The Company generates certain wastes, including electric arc furnace (“EAF”) dust (also referred to as K061), and other contaminants that are classified as hazardous and must be properly controlled and disposed of under applicable EHS Laws. Generally these laws require that hazardous wastes be transported by an approved hauler and delivered to an approved recycler or waste disposal site and, in some cases, rendered non-hazardous prior to disposal. The Company has in place a system for properly handling, storing and arranging for the disposal of the wastes it produces, but non-compliance remains an inherent risk, and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
Certain EHS Laws impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties. Liability may attach regardless of fault or the legality of the original disposal. Some of the Company’s present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require clean-up. The Company could be liable for the costs of such clean-ups. Clean-up costs for any contamination, whether known or not yet discovered, could be substantial and thus have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company has estimated clean-up costs based on a review of the anticipated remediation activities to be undertaken at each of its known contaminated sites. Although the ultimate costs associated with such remediation are not precisely known, the Company has estimated the present value of the total remaining costs as of June 30, 2008 to be approximately $16.6 million, with these costs recorded as a liability in the Company’s financial statements.
Changes, such as new laws or enforcement policies, including currently proposed restrictions on the emissions of mercury and other pollutants, a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue and legislative responses to climate change, could have a material adverse effect on the Company’s business, results of operations, cash flows or financial condition.
The Company is required to obtain governmental permits and approvals pursuant to EHS Laws. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances, including at the time the Company applies for renewal of existing permits. Failure to obtain or comply with the conditions of permits and approvals may adversely affect the Company’s results of operations, cash flows and financial condition and may subject the Company to penalties. In addition, the Company may be required to obtain additional operating permits or governmental approvals and incur additional costs. The Company may not be able to meet all applicable regulatory requirements. Moreover, the Company may be subject to fines, penalties or other liabilities arising from actions imposed under EHS Laws. In addition, the Company’s environmental and occupational health and safety capital expenditures could increase in the future.

Please also refer to “Business—Environmental and Regulatory Matters”, which provides an expanded discussion of these matters, including with respect to the fact that the potential presence of radioactive materials in the scrap that the Company melts in the electric arc furnaces in its mini-mills presents a significant economic exposure and may present a risk to the Company’s workers.
Laws and regulations intended to reduce greenhouse gases and other air emissions may be enacted in the future and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company anticipates that it’s Canadian and U.S. operations may, in the future, be affected by federal, provincial, and state level climate change initiatives intended to reduce greenhouse gases and other air emissions. The steel industry in Canada, for example, has been involved in ongoing dialogue with the federal government with respect to the implementation of emission reduction requirements expected to be phased in beginning in 2010. Canadian provincial governments continue to actively debate a number of other legislative measures, such as carbon taxes, some of which have recently taken effect and others that could be in place in the relatively near term. These taxes may be the beginning of a trend as jurisdictions across North America continue to consider measures to reduce greenhouse gas emissions. Meanwhile, certain, state governments in the United States, and provincial governments in Canada, as well as growing coalitions of Western and Northeastern/ mid-Atlantic states, are also taking active steps to achieve greenhouse gas emission reductions, and there is some indication that U.S. federal politicians are moving in a similar direction—in particular, various pieces of federal legislation that would limit greenhouse gas emissions have been introduced in the U.S. Congress, some form of which may be enacted at some point in the future. While the details of this emerging legislative regime are still in a state of flux in Canada and the United States, the outcome could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company’s pension plans are currently underfunded.
The Company have several pension plans that are currently underfunded. Although the Company’s pension plans are funded in accordance with statutory requirements, adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs. As of December 31, 2007, the aggregate value of plan assets of the Company’s pension plans (including supplemental retirement plans of the former Co-Steel) was $532 million, while the aggregate projected benefit obligation was $663 million, resulting in an aggregate deficit of $131 million for which the Company is responsible. The Company made cash payments of $33 million to its defined benefit pension plan for the year ended December 31, 2007. Funding requirements in future years may be higher, depending on market conditions, and may restrict the cash available for the business.
The Company may not be able to successfully renegotiate collective bargaining agreements when they expire and financial results may be adversely affected by labor disruptions.
As of June 30, 2008, approximately 37% of the Company’s employees were represented by the United Steel Workers of America and other unions under different collective bargaining agreements. The agreements have different expiration dates. In 2007, the Company reached new collective bargaining agreements with employees at the Beaumont, Texas; St. Paul, Minnesota; Wilton, Iowa; Whitby, Ontario; Selkirk, Manitoba; Joliet, Illinois; Sand Springs, Oklahoma and Calvert City, Kentucky facilities.
The Company may be unable to successfully negotiate new collective bargaining agreements at one or more facilities without any labor disruption when the existing agreements expire. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company’s operations. Labor organizing activities could occur at one or more of the Company’s other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a loss of production and revenue and have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
Currency fluctuations could adversely affect the Company’s financial results or competitive position.
The Company report results in U.S. dollars. A portion of net sales and operating costs are in Canadian dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may affect operating results. In addition, the Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar.
In addition, fluctuations in the value of the Canadian and U.S. dollar relative to foreign currencies may adversely affect the Company’s business. A strong Canadian or U.S. dollar makes imported steel less expensive, potentially resulting in more imports of steel products into Canada or the United States by foreign competitors. As a result, the Company’s steel products that are made in Canada or the United States may become relatively more expensive as compared to imported steel, which could have a material negative impact on sales, revenues, margins and profitability.
Gerdau S.A. and its controlling shareholders control the Company, and are in a position to affect the Company’s governance and operations.
Gerdau S.A., the main holding company of Gerdau Group, beneficially owned approximately 66.4% of the Company’s outstanding common shares as of June 30, 2008. Gerdau S.A., in turn, is controlled by the Gerdau Johannpeter family (the “controlling family”).
Five of the eleven directors on the Company’s board of directors are independent directors within the meaning of applicable laws. Five of the directors are members or former members of the management of Gerdau S.A., and four of the directors are members of the controlling family. So long as Gerdau S.A. has a controlling interest, it will generally be able to approve any matter submitted to a vote of shareholders including, among other matters, the election of the board of directors and any amendment to the Company’s articles or by-laws. In addition, Gerdau Group is able to significantly influence decisions relating to the Company’s business and affairs, the selection of senior management, its access to capital markets, the payment of dividends and the outcome of any significant transaction (such as a merger, consolidation or sale of all or substantially all of the Company’s assets).
Gerdau Group has been supportive of the Company’s strategy and business and the Company has benefited from its support and resources, however the interest of Gerdau S.A. and the controlling family may be different from your interests and they may exercise their control over the Company in a manner inconsistent with your interests.
Changes in the credit and capital markets may impair the liquidity of the Company’s long-term investments, including investments in auction rate securities, which may adversely affect the Company’s financial condition, cash flows and results of operations.
The Company has invested cash in long-term investments that are comprised of investment grade variable debt obligations (“auction rate securities”), which are asset-backed and categorized as available-for-sale. As of June 30, 2008, the fair value of these securities was $54.2 million. Despite the long-term nature of the securities’ stated contractual maturities, the Company has historically been able to quickly liquidate these securities. During the past several months, auctions for certain auction rate securities failed because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities, or the securities mature. Although the Company intends to sell these investments when liquidity returns to the market for these securities, during the three months ended June 30, 2008, the Company reclassified the investments from a current asset to a non-current asset. The Company continues to earn interest on these securities, including those subject to failed auctions. The Company recognized a pre-tax permanent impairment loss of approximately $39.7 million for the six months ended June 30, 2008 related to these auction rate securities. The Company may recognize additional losses in the future if uncertainties in these markets continue or the markets deteriorate further, which may have an adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company relies on its 50%-owned joint ventures for a portion of its income and cash flows, but does not control them or their distributions.
The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed $60.1 million to the Company’s net income for the six months ended June 30, 2008. The Company received $40.4 million of cash distributions from the joint ventures in the six months ended June 30, 2008. However, as the Company does not control the joint ventures, it cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin’s existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control these joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures’, or the Company’s, best interests.
OUTLOOK
The Company recorded the highest quarterly level of shipments, revenue and earnings in the history of Gerdau Ameristeel during the second quarter, attributable to the successful execution of the Company’s strategic plans over the past several years. The acquisition of Chaparral Steel diversified the Company product mix into high margin structural steel products while the acquisition of Century Steel expands the Company’s value added downstream fabrication and installation business in the western United States markets. The Company’s expansive product offerings and large geographic footprint reduce dependence on any one customer industry segment and helps produce these attractive results for the Company’s shareholders. In addition, the Company’s recycling facilities, which provide a captive source for approximately 40% of the Company scrap raw material requirements, have reduced the impact of the significant volatility that has been experienced in this market during 2008.
While the Company continues to experience significant inflation in raw material costs, it has been able to increase selling prices to preserve margins. North American demand remains solid across the Company’s main product lines including rebar, merchant and structural bars and wire rod. In addition, the Company has been able to supplement North American shipments with strategic export opportunities to keep facilities operating at near capacity levels.
The Company customer base has shown resilience to the general weakening of the North American economy as order backlog remains solid and new contract activity continues in the Company’s downstream business which is a leading indicator for mill demand. This, combined with import levels which have moderated from historical highs, global steel demand remaining strong, and relatively low inventory levels throughout the North American system, gives the Company a positive outlook for the coming months.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

	June 30,	December 31,
	2008	2007
ASSETS

Current Assets
Cash and cash equivalents	$311,740	$547,362
Short-term investments	—	94,591
Accounts receivable, net	1,134,949	705,929
Inventories	1,474,709	1,203,107
Deferred tax assets	38,082	21,779
Costs and estimated earnings in excess of billings on uncompleted contracts	20,211	3,844
Income taxes receivable	5,144	23,986
Other current assets	29,982	25,880

Total Current Assets	3,014,817	2,626,478

Investments in 50% Owned Joint Ventures	180,502	161,168
Long-Term investments	54,220	—
Property, Plant and Equipment, net	1,873,165	1,908,617
Goodwill	3,182,190	3,050,906
Intangibles	567,281	598,528
Deferred Financing Costs	39,259	44,544
Deferred Tax Assets	1,718	12,433
Other Assets	69,534	25,846

TOTAL ASSETS	$8,982,686	$8,428,520

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$604,454	$376,634
Accrued salaries, wages and employee benefits	138,231	169,658
Accrued interest	50,408	40,631
Income taxes payable	50,461	28,143
Accrued sales, use and property taxes	14,298	11,970
Current portion of long-term environmental reserve	4,528	3,704
Billings in excess of costs and estimated earnings on uncompleted contracts	64,400	17,448
Other current liabilities	20,231	25,901
Current portion of long-term borrowings	15,527	15,589

Total Current Liabilities	962,538	689,678

Long-term Borrowings, Less Current Portion	3,054,185	3,055,431
Accrued Benefit Obligations	229,242	252,422
Long-term Environmental Reserve, Less Current Portion	12,038	11,830
Other Liabilities	94,638	78,401
Deferred Tax Liabilities	428,792	433,822
Minority Interest	34,517	42,321

TOTAL LIABILITIES	4,815,950	4,563,905

Contingencies, commitments and guarantees

Shareholders’ Equity
Capital stock	2,550,303	2,547,123
Retained earnings	1,553,001	1,253,196
Accumulated other comprehensive income	63,432	64,296

TOTAL SHAREHOLDERS’ EQUITY	4,166,736	3,864,615

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,982,686	$8,428,520

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
NET SALES	$2,545,810	$1,331,818	$4,577,472	$2,674,814

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	1,980,192	1,051,191	3,580,819	2,120,063
Selling and administrative	74,829	52,148	129,405	102,811
Depreciation	51,984	29,051	104,504	57,143
Amortization of intangibles	26,257	251	50,420	709
Other operating income, net	(340)	(573)	(890)	(1,256)

	2,132,922	1,132,068	3,864,258	2,279,470

INCOME FROM OPERATIONS	412,888	199,750	713,214	395,344

INCOME FROM 50% OWNED JOINT VENTURES	41,727	14,334	60,107	32,029

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	454,615	214,084	773,321	427,373

OTHER EXPENSES
Interest expense	35,564	8,965	87,403	19,268
Interest income	(2,638)	(3,004)	(9,301)	(5,356)
Foreign exchange (gain) loss, net	(451)	(4,021)	(4,329)	(4,269)
Amortization of deferred financing costs	2,691	691	5,382	1,376
Writedown of investments	17,004	—	39,671	—
Minority interest	3,543	5,274	7,938	9,886

	55,713	7,905	126,764	20,905

INCOME BEFORE INCOME TAXES	398,902	206,179	646,557	406,468

INCOME TAX EXPENSE	136,795	67,051	221,442	133,805

NET INCOME	$262,107	$139,128	$425,115	$272,663

EARNINGS PER COMMON SHARE — BASIC	$0.61	$0.46	$0.98	$0.89
EARNINGS PER COMMON SHARE — DILUTED	$0.60	$0.45	$0.98	$0.89
See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US$ in thousands)
(Unaudited)

				Accumulated Other
	Number of	Capital	Retained	Comprehensive
	Shares	Stock	Earnings	Income	Total

Balances at December 31, 2006	305,376,603	$1,016,287	$828,998	$8,173	$1,853,458

Net income			272,663		272,663

Foreign exchange translation				34,776	34,776

Dividends			(94,617)		(94,617)

Employee stock options exercised and stock compensation expense	259,312	1,552			1,552

Balances at June 30, 2007	305,635,915	$1,017,839	$1,007,044	$42,949	$2,067,832

Balances at December 31, 2007	432,463,184	$2,547,123	$1,253,196	$64,296	$3,864,615

Net income			425,115		425,115

Foreign exchange translation				(17,057)	(17,057)

Unrealized (gain) loss on qualifying cash flow hedges, net of tax				16,193	16,193

Dividends			(125,310)		(125,310)

Employee stock options exercised stock compensation expense	281,563	3,180			3,180

Balances at June 30, 2008	432,744,747	$2,550,303	$1,553,001	$63,432	$4,166,736

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
OPERATING ACTIVITIES
Net income	$262,107	$139,128	$425,115	$272,663
Adjustment to reconcile net income to net cash provided by operating activities:
Minority interest	3,543	5,274	7,938	9,886
Depreciation	51,984	29,051	104,504	57,143
Amortization of intangibles	26,257	251	50,420	709
Amortization of deferred financing costs	2,691	691	5,382	1,376
Deferred income taxes	(14,134)	3,583	(15,968)	10,256
Loss (gain) on disposition of property, plant and equipment	254	(13)	(269)	291
Income from 50% owned joint ventures	(41,727)	(14,334)	(60,107)	(32,029)
Distributions from 50% owned joint ventures	30,000	11,250	40,404	31,654
Compensation cost from share-based awards	12,611	8,223	15,799	17,005
Excess tax benefits from share-based payment arrangements	(469)	(463)	(1,133)	(989)
Realized loss on writedown of investments	17,004	—	39,671	—
Facility closure expenses	—	—	990	—

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(228,495)	6,427	(357,691)	(164,268)
Inventories	(225,035)	(31,484)	(271,958)	(9,322)
Other assets	(1,951)	(1,363)	(3,085)	22,843
Liabilities	97,082	(88,045)	182,976	(17,427)

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(8,278)	68,176	162,988	199,791

INVESTING ACTIVITIES
Additions to property, plant and equipment	(35,004)	(38,672)	(65,710)	(92,786)
Proceeds received from the disposition of property, plant and equipment	312	409	1,614	1,165
Acquisitions	(203,500)	(4,988)	(203,500)	(4,988)
Change in restricted cash	—	—	—	(6)
Purchases of short-term investments	—	(243,969)	—	(461,658)
Sales of short-term investments	700	257,835	700	457,630

NET CASH USED IN INVESTING ACTIVITIES	(237,492)	(29,385)	(266,896)	(100,643)

FINANCING ACTIVITIES
Proceeds from issuance of debt	1	19,508	499	19,508
Payments on term borrowings	(4,234)	(92)	(4,259)	(154)
Additions to deferred financing costs	(108)	(521)	(108)	(521)
Cash dividends	(8,645)	(6,106)	(125,310)	(94,617)
Distributions to subsidiary’s minority shareholder	—	(3,944)	(3,065)	(5,165)
Proceeds from exercise of employee stock options	630	322	1,124	617
Excess tax benefits from share-based payment arrangements	469	463	1,133	989

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(11,887)	9,630	(129,986)	(79,343)

Effect of exchange rate changes on cash and cash equivalents	452	533	(1,728)	564

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(257,205)	48,954	(235,622)	20,369

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	568,945	80,651	547,362	109,236

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$311,740	$129,605	$311,740	$129,605

Supplemental Information:

Cash payments for income taxes	$176,998	$89,665	$195,045	$97,963

Cash payments for interest	$4,029	$275	$78,113	$21,673

See accompanying notes to unaudited condensed consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US$ in thousands)
(Unaudited)
NOTE 1 — BUSINESS AND BASIS OF PRESENTATION
The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers.
All intercompany transactions and accounts have been eliminated in consolidation. Certain amounts for prior years have been reclassified to conform to the 2008 presentation.
In the opinion of the Company’s management, the accompanying unaudited interim Condensed Consolidated Financial Statements reflect all normal recurring adjustments which the Company considers necessary for the fair presentation of the Condensed Consolidated Balance Sheet of the Company at June 30, 2008, its Condensed Consolidated Statements of Earnings for the three and six months ended June 30, 2008 and 2007, its Condensed Consolidated Statement of Cash Flows for the three and six months ended June 30, 2008 and 2007 and its Condensed Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Interim results are not necessarily indicative of results that may be expected for the entire year or any other interim period. The December 31, 2007 Consolidated Balance Sheet data was derived from the audited comparative consolidated financial statements included in Gerdau Ameristeel’s 2007 Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”) (“2007 Annual Report”) and includes all disclosures required by GAAP. Therefore, these unaudited interim Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements of the Company included in the 2007 Annual Report.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICES
Long-term Investments
In prior years, the Company invested excess cash in investments that are comprised of investment grade variable rate debt obligations, known as auction rate securities, which are asset-backed and categorized as available-for-sale. At June 30, 2008, the Company held auction rate securities with a fair market value of $54.2 million. Over the past several months, auctions for certain auction rate securities failed auction because sell orders have exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities or the securities mature. Although it is the Company’s intention to sell these investments when liquidity returns to the market for these securities, during the three months ended June 30, 2008, the Company reclassified the investments from a current asset to a non-current asset. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. As a result of this analysis of other-than-temporary impairment factors, the Company recorded a charge to write down these investments by $17.0 million and $39.7 million for the three and six months ended June 30, 2008. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors and appropriate balance sheet classifications.
Intangible assets
Intangible assets that do not have indefinite lives are amortized over their useful life using an amortization method which reflects the economic benefit of the intangible asset. The customer relationship intangible asset has been amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time. Intangible assets are reviewed for impairment annually in the third quarter or, when events or circumstances dictate, more frequently.
Adoption of New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements” (“SFAS 157”). SFAS 157 introduces a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities. SFAS 157 for financial assets and liabilities is effective for fiscal years beginning after November 15, 2007, and the Company has adopted the standard for those assets and liabilities as of January 1, 2008. The adoption of SFAS 157 did not materially impact the Company balance sheet, statement of earnings, or cash flow. The Company is now required to provide additional disclosures as a part of its consolidated financial statements.
In February 2008, the FASB issued Staff Position (“FSP”) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities on its consolidated balance sheets and statements of earnings.
SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a three – tier fair value hierarchy which prioritizes the inputs in measuring fair value requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than level 1 prices such as quoted prices (unadjusted) for similar assets or liabilities; quoted prices (unadjusted) in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As of June 30, 2008, the Company held certain assets that are required to be measured at fair value on a recurring basis. These included the Company’s auction rate securities and derivative instruments.
The Company invested in auction rate security instruments, which were reclassified as long-term investments and reflected at fair value.  Due to recent events in credit markets noted above, auctions for some of these instruments have failed over the past several months.  The fair values of these securities were estimated utilizing valuation models including those that are based on expected cash flow schemes and collateral values, including assessments of counterparty credit qualify, default risk underlying the security, discount rates and overall capital market liquidity in a non-active market as of June 30, 2008.  Therefore, the Company utilized level 3 inputs to measure the fair market value of these investments.
The Company’s derivative instruments consist of interest rate swaps.  See Note 12 for further information on the Company’s derivative instruments and hedging activities.  The fair values of the derivatives were determined based on inputs that are readily available in public markets or derived from information available in publicly quoted markets.  Therefore, the Company utilized level 2 inputs to measure the fair market value of these derivatives. The Company utilized a standard pricing model based on inputs that were either readily available in public markets, derived from information available in publicly quoted markets, or quoted by counterparties to these contracts to determine the value of the derivatives.  The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds.
The Company’s assets measured at fair value on a recurring basis subject to the disclosure requirements of SFAS 157 at June 30, 2008, were as follows ($000’s):

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
Description	June 30, 2008	(Level 1)	(Level 2)	(Level 3)
Assets:
Auction Rate Securities	$54,220	$—	$—	$54,220
Derivative assets	$26,616	$—	$26,616	$—

The table below provides a summary of changes in fair value for the level 3 assets:

Balance as of December 31, 2007	$94,591
Writedown of investments	(39,671)
Sales of short-term investments	(700)

Balance as of June 30, 2008	$54,220

Balance as of March 31, 2008	$71,924
Writedown of investments	(17,004)
Sales of short-term investments	(700)

Balance as of June 30, 2008	$54,220

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008, the effective date of the standard.
Recent Accounting Pronouncements
In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R replaces FASB Statement No. 141, “Business Combinations,” (“SFAS 141”).  SFAS 141R establishes the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements for business combinations. SFAS 141R applies to business combinations for which the acquisition date is on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 141R.
In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting for minority interests, now termed “non-controlling interests”. SFAS 160 requires non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 160.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is evaluating the potential impact on its consolidated statements upon adoption of SFAS 161.
In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets”, (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is evaluating the potential impact of FSP 142-3 on its consolidated financial statements.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company is evaluating the potential impact on its consolidated statements upon adoption of SFAS 162.

NOTE 3 – ACQUISITIONS
On April 1, 2008, Pacific Coast Steel (“PCS”), a majority owned and consolidated joint venture of the Company, acquired substantially all of the assets of Century Steel, Inc.; Century Steel Holdings, Inc. d/b/a Century Reinforcing, Inc.; Calico Construction Supply, LLC; Century Steel, Inc., (Utah); and Century Properties Henderson 18, LLC (collectively “CSI”), a reinforcing and structural steel contractor specializing in fabrication and installation of structural steel and reinforcing steel products for $148.5 million. CSI, headquartered in Las Vegas, Nevada, operates reinforcing and structural steel contracting businesses in Nevada, California, Utah and New Mexico. The Company recorded total assets of $127.0 million, goodwill of $79.1 million, intangibles of $13.6 million and liabilities of $71.2 million.
On April 1, 2008, concurrent with the acquisition of CSI, the Company paid $82.0 million to increase its equity participation in PCS to approximately 84%. As a result of this step acquisition, the Company reduced total assets by $0.3 million, minority interest by $27.7 million, and recorded goodwill of $49.0 million and intangibles of $5.6 million.
The Company recorded goodwill related to these acquisitions due to the following factors:
•	the CSI acquisition provided the Company with an expanded geographic presence in the western United States,

•	an increased presence in the specialized fabricated rebar installation market,

•	the Company believes that it will be able to successfully integrate the business operations of CSI and realize synergies associated with the acquisition.
On September 14, 2007, the Company completed its acquisition of Chaparral Steel Company (“Chaparral”), a leading producer of structural steel products in North America and also a major producer of steel bar products. Chaparral operates two mini-mills, one located in Midlothian, Texas, and the other located in Petersburg, Virginia. The purchase price for the shares of Chaparral was $4.2 billion in cash, plus the assumption of certain liabilities of the acquired company. In connection with the acquisition, the Company recognized a significant amount of goodwill due to the following factors:
•	the rapid consolidation that has taken place in the global steel industry has resulted in acquisition valuations increasing dramatically,

•	the Chaparral acquisition provided the Company an expanded geographic presence further west in the United States,

•	existing installed production capacity and labor force of the mills,

•	an increased presence in the strong structural steel market – this acquisition increased the product mix to add large structural products and pilings to the existing products offerings,

•	the Company believes that it will be able to successfully integrate the business operations of Chaparral and realize synergies associated with the acquisition.
During the second quarter of 2008, the Company revised the purchase price allocation as a result of updated information regarding the fair values of certain assets and liabilities, resulting in a net increase of goodwill of $2.0 million. The following table summarizes the fair value of assets acquired and liabilities assumed for Chaparral at the date of the acquisition, September 14, 2007. ($000s):

Current assets	$1,071,886
Property, plant and equipment	703,811
Intangible assets	605,671
Other long-term assets	11,519
Current liabilities	(683,472)
Long-term liabilities	(422,060)

Net fair market value	1,287,355
Goodwill	2,776,903

Total consideration allocated	$4,064,258

The purchase price allocation to the identifiable intangible assets is as follows ($000s):

		Remaining
		Useful Life
Customer relationships	$561,000	15 years
Patented technology	29,000	5 years
Internally developed software	1,000	2 years
Order backlog	14,671	1.5 months

	$605,671

The $2.78 billion of goodwill has been allocated to the steel mills segment. The purchased intangibles and goodwill are not deductible for tax purposes. However, purchase accounting requires the establishment of deferred tax liabilities on the fair value increments related to intangible assets that will be recognized as a tax benefit in future periods as the assets are amortized. As allowed under SFAS 141, the Company has up to one year from the acquisition date to adjust the valuations of goodwill and intangible assets.
The following unaudited pro forma consolidated results of operations assume the acquisition of Chaparral was completed at the beginning of the period shown below. Pro forma data may not be indicative of the results that would have been obtained had the acquisition actually occurred at the beginning of the period presented, or of results which may occur in the future. ($000s, except earnings per share data):

	Three Months Ended	Six Months Ended
	June 30, 2007	June 30, 2007
Net Sales	$1,819,439	$3,582,107
Net Income	139,941	301,142

EARNINGS PER COMMON SHARE — BASIC	$0.46	$0.99
EARNINGS PER COMMON SHARE — DILUTED	$0.46	$0.98
The unaudited pro forma information presented above reflects the results of operations for three and six months ended June 30, 2007 as though the acquisition had been completed at the beginning of each period. The fair value adjustment to inventory ($22 million net of tax) has been recorded as a reduction of net income in each period.
Due to the difference in fiscal year ends of each company, the pro forma information for the three months ended June 30, 2007 has been prepared by combining (i) Gerdau Ameristeel’s consolidated statement of earnings for the three months ended June 30, 2007 and (ii) Chaparral’s consolidated statement of operations for the three months ended May 31, 2007.
The pro forma information for the six months ended June 30, 2007 has been prepared by combining (i) Gerdau Ameristeel’s consolidated statement of earnings for the six months ended June 30, 2007 and (ii) Chaparral’s consolidated statement of operations for the six months ended May 31, 2007, which was prepared by combining Chaparral’s consolidated statement of operations for the three months ended February 28, 2007, and the three months ended May 31, 2007.
The financial statements of the Company include the results of these acquisitions from the date of acquisition. In accordance with SFAS 141 the acquisition of CSI and the increased ownership of PCS were immaterial individually and in the aggregate and do not require further disclosure.

NOTE 4 — INVENTORIES
Inventories consist of the following ($000s):

	June 30,	December 31,
	2008	2007
Ferrous and non-ferrous scrap	$274,783	$170,606
Work-in-process	221,500	186,005
Finished goods	560,198	495,619
Raw materials (excluding scrap) and operating supplies	418,228	350,877

	$1,474,709	$1,203,107

NOTE 5 — PROPERTY, PLANT & EQUIPMENT
Property, plant and equipment consist of the following ($000s):

	June 30, 2008
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$168,281	$(12,674)	$155,607
Buildings and improvements	372,649	(61,093)	311,556
Machinery and equipment	2,031,710	(774,631)	1,257,079
Construction in progress	144,175	—	144,175
Property, plant and equipment held for sale	4,748	—	4,748

	$2,721,563	$(848,398)	$1,873,165

	December 31, 2007
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$162,476	$(9,529)	$152,947
Buildings and improvements	370,722	(54,667)	316,055
Machinery and equipment	1,995,013	(702,570)	1,292,443
Construction in progress	141,646	—	141,646
Property, plant and equipment held for sale	5,526	—	5,526

	$2,675,383	$(766,766)	$1,908,617

NOTE 6 — GOODWILL AND INTANGIBLES
The change in the carrying amount of goodwill for the six months ended June 30, 2008 is as follows ($000s):

Balance as of December 31, 2007	$3,050,906
Goodwill acquired during the period	128,126
Net adjustment of goodwill	3,158

Balance as of June 30, 2008	$3,182,190

Intangible assets are comprised of the following ($000s):

	June 30, 2008		December 31, 2007
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization
Customer relationships	$572,380	$(51,103)	$568,297	$(7,459)
Patented technology	29,220	(4,648)	29,220	(1,742)
Internally developed software	1,000	(750)	1,000	(500)
Order backlog	29,272	(17,695)	16,354	(15,333)
Trade name	5,505	(1,366)	3,850	(898)
Non-compete agreements	7,150	(1,684)	6,633	(894)

	$644,527	$(77,246)	$625,354	$(26,826)

The estimated amortization expense for each of the five years ending subsequent to June 30, 2008 is as follows ($000s):

	2008 (1)	2009	2010	2011	2012
Customer relationships	$43,723	$49,294	$50,656	$49,975	$47,250
Patented technology	2,907	5,813	5,813	5,813	4,091
Internally developed software	250	—	—	—	—
Order backlog	4,169	7,405	3	—	—
Trade name	550	770	770	642	—
Non-compete agreements	816	1,631	1,631	1,203	170

	$52,415	$64,913	$58,873	$57,633	$51,511

(1)	Represents estimated amortization for six months period of July 1, 2008 to December 31, 2008.

NOTE 7 — INVESTMENTS IN 50% OWNED JOINT VENTURES
The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures. The Company’s interests in the joint ventures have been accounted for using the equity method under which the Company’s proportionate share of earnings has been included in the Condensed Consolidated Statement of Earnings.
The following table summarizes the results of these companies’ financial statements in which the Company owns 50%. The results exclude the impact of a purchase price adjustment, which reduced the basis of the assets at the time of the acquisition and, as a result, increases the income earned by joint ventures recorded by the Company ($000s):

	June 30,	December 31,
	2008	2007
Balance Sheet
Current assets	$347,372	$228,802
Property, plant and equipment, net	177,886	190,442
Current liabilities	156,938	78,738
Long-term debt	4,408	4,532

	Three Months Ended June 30,
	2008	2007
Statement of Earnings
Sales	$407,108	$253,245
Operating income	80,174	26,249
Income before income taxes	80,100	25,644
Net income	79,885	25,078

	Six Months Ended June 30,
	2008	2007
Statement of Earnings
Sales	$702,946	$483,910
Operating income	113,771	59,092
Income before income taxes	113,882	58,513
Net income	113,075	57,066
NOTE 8 — LONG-TERM DEBT
On September 14, 2007, the Company entered into a $2.75 billion Term Loan Facility to partially finance its acquisition of Chaparral of which $150.0 million of the Term Loan has been repaid.
The Term Loan Facility has tranches maturing between 5 and 6 years from the closing date and bearing interest at LIBOR plus between 1.00% and 1.25%. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers. The Term Loan Facility includes financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests, and the value of Gerdau S.A.’s and certain of its subsidiaries’ receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The Term Loan Facility is unsecured but provides for a springing lien in the off-take supply contracts. The Term Loan Facility also contains customary covenants restricting the Company’s ability, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company is in compliance with the terms of the Term Loan Facility.
On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value.  The Company amortizes the bond discount using the straight line method, which is not materially different from the effective interest method.  The Company can call these Senior Notes at any time at a redemption price ranging from 105 3/8% to 100%, depending on the year the call is made. As a result of the Company having hedged a portion of its 10 3/8% Senior Notes and then subsequently terminating these hedges, the carrying value of those notes was adjusted to reflect the final fair value of the derivatives as of the time they were terminated. The Company amortizes this final fair value using the straight line method which approximates the effective yield method.
On November 22, 2006, the Company entered into a Credit Facility with KfW IPEX-Bank (“KfW”) to provide financing for capital expenditures. The facility is for $75.0 million, expires on November 30, 2008 and is secured by the equipment purchased with the financing. At both June 30, 2008 and December 31, 2007, $15.4 million had been drawn on this facility.

In 2005 the Company entered into a new Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010.  In June 2008, the Company increased the Senior Secured Credit Facility from $650.0 million to $950.0 million. The Company is in compliance with the terms of the facility at June 30, 2008.  The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable.  At both June 30, 2008 and December 31, 2007, there was nothing drawn against this facility based upon available collateral under the terms of the agreement. At June 30, 2008 and December 31, 2007, approximately $804.9 million and $583.0 million, respectively, was available under the Senior Secured Credit Facility, net of $76.3 million and $67.0 million, respectively of outstanding letters of credit.
The Company had $50.4 million and $54.6 million of industrial revenue bonds outstanding at June 30, 2008 and December 31, 2007, respectively. In April 2008, the Company repaid the $4.2 million industrial revenue bond that was assumed with the acquisition of the Beaumont, Texas facility in November 2004. Approximately $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The industrial revenue bonds mature in 2014 and 2017, respectively. The Jackson, Tennessee and Cartersville, Georgia bonds are secured by letters of credit issued under the Senior Secured Credit Facility. On May 3, 2007, Gerdau Ameristeel US Inc. entered into a new industrial revenue bond for the Jacksonville, Florida facility. The industrial revenue bond is for $23.0 million and matures on May 1, 2037. The interest on this bond is 5.3% payable semi-annually.  This bond is secured by a guarantee by the Company.
Debt includes the following ($000s):

	June 30,	December 31,
	2008	2007
Term Loan Facility, bearing interest of LIBOR plus 1.00% to 1.25%, due September 2012	$1,600,000	$1,600,000
Term Loan Facility, bearing interest of LIBOR plus 1.25%, due September 2013	1,000,000	1,000,000
Senior Notes, bearing interest of 10.375%, due July 2011, net of original issue discount (1)	403,775	400,819
Industrial Revenue Bonds, bearing interest of 1.76% to 5.30%, due through May 2037	50,400	54,600
Credit facility with KfW, bearing interest of LIBOR plus 1.80%, due November 2008	15,399	15,399
Other, bearing interest from 6.00% to 6.26%, due through October 2010	138	202

	3,069,712	3,071,020
Less current portion	(15,527)	(15,589)

	$3,054,185	$3,055,431

(1)	As a result of the Company having hedged a portion of its 10 3/8% Senior Notes and then subsequently terminating these hedges, the carrying value of those notes was adjusted to reflect the final fair value of the derivatives as of the time they were terminated.

The maturities of borrowings for the years ending subsequent to June 30, 2008, are as follows ($000s):

Amount
2008 (2)	$15,524
2009	6
2010	7
2011	1,128,775
2012	1,375,000
2013	500,000
Thereafter	50,400

$3,069,712

(2)	Represents estimated maturities for the six months period of July 1, 2008 to December 31, 2008.
NOTE 9 — RELATED PARTY TRANSACTIONS
From time to time in the normal course of business, the Company and/or certain of its subsidiaries make purchases and sales of steel products and raw materials from or to affiliated companies. The Company also records rent expense related to leases between PCS and entities controlled by management of PCS. These transactions do not represent a significant percentage of the Company’s total purchases, total sales or total lease transactions and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties. The related party transactions consist of the following ($000s):

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Purchases from affiliated companies	$19,736	$19,620	$34,511	$29,902
Sales to affiliated companies	30,129	4,842	42,686	4,842
Leases between Pacific Coast Steel (“PCS”) and entities controlled by management of PCS	657	657	1,314	1,314
NOTE 10 — INCOME TAXES
The income tax expense differs from the amount computed by applying the Canadian statutory income tax rate (federal and provincial) to income before income taxes, as follows ($000s):

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Tax provision at Canadian statutory rates (31.5% and 34.1% for 2008 and 2007, respectively)	$125,651	$70,350	$203,664	$138,688
Tax exempt income	(11,176)	(5,929)	(24,228)	(12,164)
Effect of different rates in foreign jurisdictions	20,899	7,929	34,337	15,026
Deduction related to domestic production activities	(6,165)	(3,273)	(9,794)	(6,421)
Change in enacted tax rates	(1,264)	(828)	(1,511)	(828)
Change in valuation allowance	7,457	—	16,297	—
Other, net	1,393	(1,198)	2,677	(496)

Income Tax Expense	$136,795	$67,051	$221,442	$133,805

The Company recorded a pre-tax other-than-temporary impairment of approximately $39.7 million at June 30, 2008 related to the auction rate securities discussed in Note 2. A valuation allowance of $15.5 million was placed against the associated deferred tax asset since the Company believes that it is not more likely than not to be fully realized.

NOTE 11 — POSTRETIREMENT BENEFITS
The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.
The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.
The following tables summarize the expenses related to pension benefits and postretirement medical benefits included in the Company’s Condensed Consolidated Statements of Earnings ($000s):

	Pension Benefits		Other Benefit Plans
	Three Months Ended June 30,		Three Months Ended June 30,
	2008	2007	2008	2007
Components of net periodic benefit cost
Service cost	$7,558	$5,989	$805	$864
Interest cost	12,598	8,046	2,190	1,878
Expected return on plan assets	(12,670)	(9,270)	—	—
Amortization of transition liability	67	46	—	—
Amortization of prior service cost	1,201	1,069	(186)	(78)
Recognized actuarial loss	709	107	115	134

Net periodic benefit cost	$9,463	$5,987	$2,924	$2,798

	Pension Benefits		Other Benefit Plans
	Six Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Components of net periodic benefit cost
Service cost	$13,697	$11,419	$1,544	$1,371
Interest cost	20,839	15,229	3,796	2,999
Expected return on plan assets	(21,589)	(16,650)	—	—
Amortization of transition liability	120	96	—	—
Amortization of prior service cost	2,335	1,632	(275)	(165)
Recognized actuarial loss	1,339	1,547	252	249

Net periodic benefit cost	$16,741	$13,273	$5,317	$4,454

The Company contributed $41.0 million to its defined benefit pension plans for the six months ended June 30, 2008. The Company expects to contribute an additional $7.9 million during the remainder of fiscal year 2008.
PCS, a majority owned and consolidated joint venture of the Company, contributed $13.8 million to its multi-employer pension plans for the six months ended June 30, 2008.
NOTE 12 — FINANCIAL INSTRUMENTS
The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined risks associated with variability in cash flows or changes in fair values related to the Company’s financial assets and liabilities. The associated financial statement risk is the volatility in net income which can result from changes in fair value of derivatives not qualifying as accounting hedges or ineffectiveness of designated hedges. As required by SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS 133”) the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are used in its hedging transactions are highly effective in offsetting the changes in cash flows of the hedged item.
During March 2008, the Company entered into interest rate swaps, which qualify as cash flow hedges, to reduce its exposure to the variability in the floating USD LIBOR interest rates. The notional value of the interest rate swaps is $1.0 billion, the fixed interest rate of the swaps is between 3.3005% and 3.707% and they expire between March 2012 and September 2013. If added to the spread over LIBOR on tranche B of the Term Loan Facility, the interest rate on these swaps would be between 4.5505% and 4.9570%. The fair value of these swaps at June 30, 2008 was $26.6 million and was recorded in Other Assets in the Unaudited Condensed Consolidated Balance Sheet. The Company reflects the changes in the fair value of cash flow hedges in comprehensive income and any ineffectiveness in interest expense. For the three and six months ended June 30, 2008, comprehensive gain was $36.0 million and $26.5 million, respectively, and ineffectiveness recorded as interest expense was insignificant for the three and six months ended June 30, 2008.
On April 18, 2008, the Company settled its interest rate swaps which qualified as fair value hedges, that converted fixed rate debt, the 10 3/8% Senior Notes, to floating debt. These interest rate swaps had a notional value of $200 million, were recorded as an other current asset, and had a fair value of $2.5 million at the time it was paid on April 18, 2008. The Company reflects the ineffective portion of the fair value hedges in interest expense. For the three and six months ended June 30, 2008, there was no ineffectiveness related to fair value hedges.
Additionally, on April 18, 2008, the Company settled the interest rate caps and floors, otherwise known as collars, related to the fair value interest rate swaps discussed above to limit its exposure to the variable USD LIBOR interest rate. These derivatives did not qualify for hedge accounting. These interest rate caps and floors were recorded as other current liabilities, and had a fair value of $4.6 million at the time it was paid on April 18, 2008. The Company reflects the changes in derivatives that do not qualify for hedge accounting in interest expense. For the three and six months ended June 30, 2008, the change in fair value of non-qualifying derivatives was a gain of $2.5 million and a loss of $1.0 million.
NOTE 13 — COMPREHENSIVE INCOME
In addition to net income, comprehensive income included certain amounts recorded directly in equity. The following table summarizes the components of comprehensive income, net of related income tax effects ($000s):

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Net income	$262,107	$139,128	$425,115	$272,663
Foreign currency translation adjustment	5,448	31,119	(17,057)	34,776
Unrealized gain/(loss) on derivative instruments	25,624	—	16,193	—

Comprehensive income	$293,179	$170,247	$424,251	$307,439

NOTE 14 — SHAREHOLDERS’ EQUITY
Capital stock consists of the following shares:

	Authorized	Issued	Capital Stock
	Number	Number	(in thousands)
June 30, 2008
Common	Unlimited	432,744,747	$2,550,303

December 31, 2007
Common	Unlimited	432,463,184	$2,547,123
On March 13, 2008, the Company paid a special dividend of $0.25 per common share in addition to the normal $0.02 per common share quarterly dividend. This resulted in a total dividend payment of $116.7 million to shareholders of record at the close of business on February 28, 2008. On June 13, 2008 the Company paid a quarterly cash dividend of $0.02 per common share. This resulted in a dividend payment of $8.6 million to shareholders of record at the close of business on May 29, 2008.

Earnings per Share
The following table identifies the components of basic and diluted earnings per share ($000s except share and earnings per share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Basic earnings per share:
Basic net earnings	$262,107	$139,128	$425,115	$272,663

Average shares outstanding	432,210,012	305,348,790	432,127,678	305,278,224

Basic net earnings per share	$0.61	$0.46	$0.98	$0.89

Diluted earnings per share:
Diluted net earnings	$262,107	$139,128	$425,115	$272,663

Diluted average shares outstanding:
Average shares outstanding	432,210,012	305,348,790	432,127,678	305,278,224
Dilutive effect of stock options and share units	1,110,212	1,049,023	1,058,581	998,498

	433,320,224	306,397,813	433,186,259	306,276,722

Diluted net earnings per share	$0.60	$0.45	$0.98	$0.89
At June 30, 2007, options to purchase 145,500 common shares, were not included in the computation of diluted earnings per share as their inclusion would be anti-dilutive. All outstanding options were included in the calculation at June 30, 2008.
NOTE 15 — STOCK BASED COMPENSATION
The long-term incentive plans are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options or SARs awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option or SAR at the date the award of the options or SARs is made. The value of the options or SARs is determined by the Human Resources Committee of the Company’s Board of Directors based on a Black Scholes or other method for determining option values. Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000.
An award of approximately $8.3 million was earned by participants in 2007 and was granted 44% in SARs, 28% in options and 28% in phantom stock. On February 28, 2008, the Company issued 379,564 options under this plan. These awards are being accrued over the vesting period.
The 2006 Stock Appreciation Rights Plan was designed to attract, retain, and motivate participating employees of the Company through awards of SARs. The SARs vest 25% on each of the first four anniversaries of the date of the award. SARs with a fair market value of approximately $0.3 million were provided to certain participants in 2008 under this plan.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the table below. Expected volatilities are based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected term (in years) is determined using historical data to estimate option exercise patterns. The expected dividend yield is based on the annualized dividend rate over the vesting period. The risk free interest rate is based on the rate for US Treasury bonds commensurate with the expected term of the granted option.

	2008
Risk free interest rate		3.01%
Expected life	6.25	years
Expected volatility		49.10%
Expected dividend yield		3.08%
The grant date fair value of stock options granted during the six months ended June 30, 2008 was $6.02.
During the six months ended June 30, 2008 and 2007, the compensation costs recognized by the Company for options issued during 2008 and 2007 were insignificant. At June 30, 2008, the remaining unrecognized compensation cost related to all unvested options was approximately $2.2 million and the weighted-average period of time over which this cost will be recognized is 3.4 years.
The following table summarizes stock options outstanding as of June 30, 2008, as well as activity during the year then ended:

	Number of	Weighted-Average
	Shares	Exercise Price
Outstanding at December 31, 2007	1,287,669	$5.92
Granted	385,556	15.86
Exercised	(288,188)	3.89
Forfeited	(13,630)	13.96
Expired	(12,000)	21.89

Outstanding at June 30, 2008 (a)	1,359,407	$8.94

Options exercisable	643,394	$4.08

(a)	At June 30, 2008, the weighted-average remaining contractual life of options outstanding and exercisable was 6.77 years and 1.98 years, respectively.
At June 30, 2008 and 2007 the aggregate intrinsic value of options outstanding was $14.1 million and $12.2 million, respectively. At June 30, 2008 and 2007, the aggregate intrinsic value of options exercisable was $9.8 million and $9.7 million, respectively. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).
Cash proceeds, tax benefits and intrinsic value related to total stock options exercised and fair value of shares vested during the six months ended June 30, 2008 and 2007 are provided in the following table ($000s):

	2008	2007
Proceeds from stock options exercised	$1,124	$617
Tax benefit related to stock options exercised	1,133	989
Intrinsic value of stock options exercised	4,439	3,261
Total fair value of shares vested	12,417	15,362
For the six months ended June 30, 2008 and 2007 the Company recorded $16.6 million and $18.0 million, respectively, of expenses to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements.

NOTE 16 — SEGMENT INFORMATION
The Company is organized into two primary business segments: (a) Steel mills which produce long products, including rebar, merchant bar/special sections and wire rod and (b) Downstream products which include rebar fabrication and epoxy coating, rail road spikes operations, cold drawn products, super light beam processing, production of elevator guide rails, grinding balls and wire mesh, wire drawing and fence posts. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation, based on the same accounting policies discussed in Note 1. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets primarily include cash; investment in 50% owned joint ventures; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes selling and administrative expenses, interest income, interest expense, minority interest, long-term investments and income tax expense that may not be directly attributable to either specific segment.

Operational results for the two business segments and other financial data for the three and six month periods ended June 30 are presented below ($000s):

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Revenue from external customers:
Steel mills	$2,078,532	$991,649	$3,775,617	$2,025,440
Downstream products	467,278	340,169	801,855	649,374

Total	$2,545,810	$1,331,818	$4,577,472	$2,674,814

Inter-company sales:
Steel mills	$245,890	$180,848	$422,592	$328,937
Downstream products	1,246	1,690	2,706	2,313
Corp/eliminations/other	(247,136)	(182,538)	(425,298)	(331,250)

Total	$—	$—	$—	$—

Total sales:
Steel mills	$2,324,422	$1,172,497	$4,198,209	$2,354,377
Downstream products	468,524	341,859	804,561	651,687
Corp/eliminations/other	(247,136)	(182,538)	(425,298)	(331,250)

Total	$2,545,810	$1,331,818	$4,577,472	$2,674,814

Operating income:
Steel mills	$407,938	$185,527	$701,907	$362,525
Downstream products	35,096	34,699	53,738	61,114
Corp/eliminations/other	(30,146)	(20,476)	(42,431)	(28,295)

Total	$412,888	$199,750	$713,214	$395,344

Depreciation expense:
Steel mills	$44,315	$23,553	$89,558	$46,337
Downstream products	3,875	2,394	7,491	4,660
Corp/eliminations/other	3,794	3,104	7,455	6,146

Total	$51,984	$29,051	$104,504	$57,143

Amortization expense:
Steel mills	$23,273	$67	$46,546	$134
Downstream products	2,984	184	3,874	575
Corp/eliminations/other	—	—	—	—

Total	$26,257	$251	$50,420	$709

	June 30,	December 31,
	2008	2007
Segment assets:
Steel mills	$7,314,564	$6,836,426
Downstream products	1,035,769	610,141
Corp/eliminations/other	632,353	981,953

Total	$8,982,686	$8,428,520

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Capital expenditures:
Steel mills	$28,615	$33,520	$52,857	$79,467
Downstream products	5,073	2,409	10,271	6,383
Corp/eliminations/other	1,316	2,743	2,582	6,936

Total	$35,004	$38,672	$65,710	$92,786

NOTE 17 — SUBSEQUENT EVENTS
On July 14, 2008, the Company acquired substantially all of the assets of Hearon Steel Co., Hearon Steel Co. of Tulsa, Inc., Hearon Steel Co. of Oklahoma City, Inc. and Steel Coating, Inc., all rebar fabricators and epoxy coaters with locations in Muskogee, Tulsa and Oklahoma City, Oklahoma, for approximately $15.0 million.
On August 5, 2008, the Board of Directors approved a quarterly cash dividend of $0.02 per common share, payable September 4, 2008 to Shareholders of record at the close of business on August 20, 2008.
NOTE 18 — FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS
Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of June 30, 2008 and December 31, 2007 and for the three and six months ended June 30, 2008 and June 30, 2007 is disclosed to comply with the reporting requirements of the Company’s Subsidiary Guarantors and exchange commissions. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have joint and severally guaranteed the Company’s 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries, like Ameristeel Bright Bar, which have not fully and unconditionally guaranteed the Company’s 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
JUNE 30, 2008
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS
Current Assets
Cash and cash equivalents	$2,013	$107,745	$198,139	$3,843	$—	$311,740
Accounts receivable, net	—	152,436	769,046	213,467	—	1,134,949
Intercompany accounts receivable	—	—	83,270	2,355	(85,625)	—
Inventories	—	256,998	1,147,144	70,567	—	1,474,709
Deferred tax assets	—	—	38,082	—	—	38,082
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	20,211	—	20,211
Income taxes receivable	—	—	5,144	—	—	5,144
Other current assets	—	7,518	19,507	2,957	—	29,982

Total Current Assets	2,013	524,697	2,260,332	313,400	(85,625)	3,014,817

Investments in Subsidiaries	465,995	3,535,018	392,691	—	(4,393,704)	—
Investments in 50% Owned Joint Ventures	—	—	180,502	—	—	180,502
Long-Term investments	—	—	54,220	—	—	54,220
Property, Plant and Equipment, net	—	330,485	1,516,336	26,344	—	1,873,165
Goodwill	—	—	2,977,646	204,544	—	3,182,190
Intangibles	—	—	543,811	23,470	—	567,281
Deferred Financing Costs	6,168	316	32,760	15	—	39,259
Deferred Tax Asset	—	1,057	661	—	—	1,718
Other Assets	—	7,944	42,505	19,085	—	69,534

TOTAL ASSETS	$474,176	$4,399,517	$8,001,464	$586,858	$(4,479,329)	$8,982,686

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$—	$103,793	$454,101	$46,560	$—	$604,454
Intercompany accounts payable	1,835	23,790	—	—	(25,625)	—
Accrued salaries, wages and employee benefits	—	17,350	106,462	14,419	—	138,231
Accrued interest	19,259	34	31,115	—	—	50,408
Income taxes payable	—	—	50,461	—	—	50,461
Accrued sales, use and property taxes	—	1,441	12,857	—	—	14,298
Current portion of long-term environmental reserve	—	—	4,528	—	—	4,528
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	64,400	—	64,400
Other current liabilities	—	1,983	17,336	912	—	20,231
Current portion of long-term borrowings	—	122	15,405	—	—	15,527

Total Current Liabilities	21,094	148,513	692,265	126,291	(25,625)	962,538

Long-term Borrowings, Less Current Portion	401,409	—	2,652,776	—	—	3,054,185
Related Party Borrowings	—	—	—	60,000	(60,000)	—
Accrued Benefit Obligations	—	80,432	148,810	—	—	229,242
Long-term Environmental Reserve, Less Current Portion	—	—	12,038	—	—	12,038
Other Liabilities	—	3,836	78,352	12,450	—	94,638
Deferred Tax Liabilities	—	—	428,792	—	—	428,792
Minority Interest	—	—	—	34,517	—	34,517

TOTAL LIABILITIES	422,503	232,781	4,013,033	233,258	(85,625)	4,815,950

TOTAL SHAREHOLDERS’ EQUITY	51,673	4,166,736	3,988,431	353,600	(4,393,704)	4,166,736

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$474,176	$4,399,517	$8,001,464	$586,858	$(4,479,329)	$8,982,686

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2007
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS
Current Assets
Cash and cash equivalents	$21	$155,606	$391,165	$570	$—	$547,362
Short-term investments	—	—	94,591	—	—	94,591
Accounts receivable, net	—	53,510	545,229	107,190	—	705,929
Intercompany accounts receivable	—	—	33,108	951	(34,059)	—
Inventories	—	131,403	1,047,092	24,612	—	1,203,107
Deferred tax assets	—	—	21,779	—	—	21,779
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	3,844	—	3,844
Income taxes receivable	11	699	22,378	898	—	23,986
Other current assets	—	7,732	16,597	1,551	—	25,880

Total Current Assets	32	348,950	2,171,939	139,616	(34,059)	2,626,478

Investments in Subsidiaries	465,995	3,390,102	170,261	—	(4,026,358)	—
Investments in 50% Owned Joint Ventures	—	—	161,168	—	—	161,168
Property, Plant and Equipment, net	—	259,782	1,634,442	14,393	—	1,908,617
Goodwill	—	—	2,974,488	76,418	—	3,050,906
Intangibles	—	—	591,308	7,220	—	598,528
Deferred Financing Costs	7,182	396	36,948	18	—	44,544
Deferred Tax Asset	—	5,070	7,363	—	—	12,433
Other Assets	—	7,201	18,525	120	—	25,846

TOTAL ASSETS	$473,209	$4,011,501	$7,766,442	$237,785	$(4,060,417)	$8,428,520

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$—	$38,305	$333,239	$5,090	$—	$376,634
Intercompany accounts payable	1,854	14,204	—	—	(16,058)	—
Accrued salaries, wages and employee benefits	—	12,925	146,235	10,498	—	169,658
Accrued interest	19,259	37	21,335	—	—	40,631
Income taxes payable	—	—	28,143	—	—	28,143
Accrued sales, use and property taxes	—	607	11,363	—	—	11,970
Current portion of long-term environmental reserve	—	—	3,704	—	—	3,704
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	17,448	—	17,448
Other current liabilities	—	3,621	17,944	4,336	—	25,901
Current portion of long-term borrowings	—	184	15,405	—	—	15,589

Total Current Liabilities	21,113	69,883	577,368	37,372	(16,058)	689,678

Long-term Borrowings, Less Current Portion	400,819	—	2,654,612	—	—	3,055,431
Related Party Borrowings	—	—	—	18,000	(18,000)	—
Accrued Benefit Obligations	—	70,371	182,051	—	—	252,422
Long-term Environmental Reserve, Less Current Portion	—	—	11,830	—	—	11,830
Other Liabilities	—	6,632	71,769	—	—	78,401
Deferred Tax Liabilities	—	—	433,822	—	—	433,822
Minority Interest	—	—	—	42,321	—	42,321

TOTAL LIABILITIES	421,932	146,886	3,931,452	97,693	(34,058)	4,563,905

TOTAL SHAREHOLDERS’ EQUITY	51,277	3,864,615	3,834,990	140,092	(4,026,359)	3,864,615

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$473,209	$4,011,501	$7,766,442	$237,785	$(4,060,417)	$8,428,520

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
THREE MONTHS ENDED JUNE 30, 2008
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$323,467	$2,064,929	$157,414	$—	$2,545,810

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	272,759	1,575,044	132,389	—	1,980,192
Selling and administrative	—	9,868	53,847	11,114	—	74,829
Depreciation	—	7,503	42,984	1,497	—	51,984
Amortization of intangibles	—	—	23,749	2,508	—	26,257
Other operating (income) expense , net	—	(234)	1,044	(1,150)	—	(340)

	—	289,896	1,696,668	146,358	—	2,132,922

INCOME FROM OPERATIONS	—	33,571	368,261	11,056	—	412,888

EARNINGS FROM 50% OWNED JOINT VENTURES	—	302	41,425	—	—	41,727

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	33,873	409,686	11,056	—	454,615

OTHER EXPENSES
Interest expense	10,800	—	24,764	—	—	35,564
Interest income	(7)	(468)	(1,975)	(188)	—	(2,638)
Intercompany interest	—	(566)	6,310	501	(6,245)	—
Foreign exchange (gain) loss, net	—	327	(780)	2	—	(451)
Amortization of deferred financing costs	507	35	2,147	2	—	2,691
Writedown of short-term investments	—	—	17,004	—	—	17,004
Minority interest	—	—	—	3,543	—	3,543
Other income	—	(6,245)	—	—	6,245	—

	11,300	(6,917)	47,470	3,860	—	55,713

(LOSS) INCOME BEFORE INCOME TAXES	(11,300)	40,790	362,216	7,196	—	398,902

INCOME TAX EXPENSE	107	5,562	130,960	166	—	136,795

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(11,407)	35,228	231,256	7,030	—	262,107

EQUITY EARNINGS OF SUBSIDIARIES	11,605	226,879	7,451	—	(245,935)	—

NET INCOME	$198	$262,107	$238,707	$7,030	$(245,935)	$262,107

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
THREE MONTHS ENDED JUNE 30, 2007
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$200,926	$1,053,571	$77,321	$—	$1,331,818

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	169,401	820,966	60,824	—	1,051,191
Selling and administrative	—	5,805	42,817	3,526	—	52,148
Depreciation	—	6,087	22,373	591	—	29,051
Amortization of intangibles	—	—	70	181	—	251
Other operating income, net	—	(40)	(272)	(261)	—	(573)

	—	181,253	885,954	64,861	—	1,132,068

INCOME FROM OPERATIONS	—	19,673	167,617	12,460	—	199,750

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	14,334	—	—	14,334

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	19,673	181,951	12,460	—	214,084

OTHER EXPENSES
Interest expense	8,620	—	—	345	—	8,965
Interest income	(15)	(208)	(2,781)	—	—	(3,004)
Intercompany Interest	2,180	462	(2,497)	(145)	—	—
Foreign exchange (gain) loss, net	—	(1,556)	(2,493)	28	—	(4,021)
Amortization of deferred financing costs	507	32	150	2	—	691
Minority interest	—	—	—	5,274	—	5,274

	11,292	(1,270)	(7,621)	5,504	—	7,905

(LOSS) INCOME BEFORE INCOME TAXES	(11,292)	20,943	189,572	6,956	—	206,179

INCOME TAX EXPENSE	110	5,380	61,535	26	—	67,051

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(11,402)	15,563	128,037	6,930	—	139,128

EQUITY EARNINGS OF SUBSIDIARIES	11,603	123,565	6,950	—	(142,118)	—

NET INCOME	$201	$139,128	$134,987	$6,930	$(142,118)	$139,128

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
SIX MONTHS ENDED JUNE 30, 2008
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$547,700	$3,791,275	$238,497	$—	$4,577,472

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	469,108	2,915,587	196,124	—	3,580,819
Selling and administrative	—	15,614	97,366	16,425	—	129,405
Depreciation	—	15,047	87,077	2,380	—	104,504
Amortization of intangibles	—	—	47,497	2,923	—	50,420
Other operating (income) expense , net	—	(744)	980	(1,126)	—	(890)

	—	499,025	3,148,507	216,726	—	3,864,258

INCOME FROM OPERATIONS	—	48,675	642,768	21,771	—	713,214

EARNINGS FROM 50% OWNED JOINT VENTURES	—	302	59,805	—	—	60,107

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	48,977	702,573	21,771	—	773,321

OTHER EXPENSES
Interest expense	21,600	—	65,803	—	—	87,403
Interest income	(15)	(1,721)	(7,269)	(296)	—	(9,301)
Intercompany interest	—	(1,791)	15,278	847	(14,334)	—
Foreign exchange (gain) loss, net	—	(3,459)	(897)	27	—	(4,329)
Amortization of deferred financing costs	1,014	69	4,296	3	—	5,382
Writedown of short-term investments	—	—	39,671	—	—	39,671
Minority interest	—	—	—	7,938	—	7,938
Other income	—	(14,334)	—	—	14,334	—

	22,599	(21,236)	116,882	8,519	—	126,764

(LOSS) INCOME BEFORE INCOME TAXES	(22,599)	70,213	585,691	13,252	—	646,557

INCOME TAX EXPENSE	214	7,743	213,319	166	—	221,442

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(22,813)	62,470	372,372	13,086	—	425,115

EQUITY EARNINGS OF SUBSIDIARIES	23,210	362,645	13,739	—	(399,594)	—

NET INCOME	$397	$425,115	$386,111	$13,086	$(399,594)	$425,115

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF EARNINGS
SIX MONTHS ENDED JUNE 30, 2007
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$394,770	$2,135,764	$144,280	$—	$2,674,814

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	330,143	1,678,207	111,713	—	2,120,063
Selling and administrative	—	10,734	84,675	7,402	—	102,811
Depreciation	—	11,483	44,537	1,123	—	57,143
Amortization of intangibles		—	140	569	—	709
Other operating income, net	—	(66)	(738)	(452)	—	(1,256)

	—	352,294	1,806,821	120,355	—	2,279,470

INCOME FROM OPERATIONS	—	42,476	328,943	23,925	—	395,344

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	32,029	—	—	32,029

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	42,476	360,972	23,925	—	427,373

OTHER EXPENSES
Interest expense	18,901	—	—	367	—	19,268
Interest income	(93)	(409)	(4,854)	—	—	(5,356)
Intercompany interest	2,699	2,194	(4,893)	—	—	—
Foreign exchange (gain) loss, net	—	(1,220)	(3,063)	14	—	(4,269)
Amortization of deferred financing costs	1,014	61	298	3	—	1,376
Minority interest	—	—	—	9,886	—	9,886
Other income	(3,521)	—	—	—	3,521	—

	19,000	626	(12,512)	10,270	3,521	20,905

(LOSS) INCOME BEFORE INCOME TAXES	(19,000)	41,850	373,484	13,655	(3,521)	406,468

INCOME TAX EXPENSE	609	15,275	117,895	26	—	133,805

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(19,609)	26,575	255,589	13,629	(3,521)	272,663

EQUITY EARNINGS OF SUBSIDIARIES	23,113	246,088	16,202	—	(285,403)	—

NET INCOME	$3,504	$272,663	$271,791	$13,629	$(288,924)	$272,663

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED JUNE 30, 2008
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$198	$262,107	$238,707	$7,030	$(245,935)	$262,107
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
Minority interest	—	—	—	3,543	—	3,543
Depreciation	—	7,503	42,984	1,497	—	51,984
Amortization of intangibles	—	—	23,749	2,508	—	26,257
Amortization of deferred financing costs	507	35	2,147	2	—	2,691
Deferred income taxes	—	8,054	(22,188)	—	—	(14,134)
Gain on disposition of property, plant and equipment	—	2	234	18	—	254
Income from 50% owned joint ventures	—	(302)	(41,425)	—	—	(41,727)
Distributions from 50% owned joint ventures	—	—	30,000	—	—	30,000
Cash dividends received	—	13,535	—	—	(13,535)	—
Equity earnings of subsidiaries	(11,605)	(226,879)	(7,451)	—	245,935	—
Compensation cost from share-based awards	—	2,783	9,828	—	—	12,611
Realized loss on writedown of investments	—	—	17,004	—	—	17,004
Excess tax benefits from share-based payment arrangements	—	—	(469)	—	—	(469)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	(24,322)	(166,507)	(37,666)	—	(228,495)
Inventories	—	(34,745)	(156,894)	(33,396)	—	(225,035)
Other assets	—	(3,520)	5,042	(3,473)	—	(1,951)
Liabilities	10,687	32,842	31,705	21,848	—	97,082

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(213)	37,093	6,466	(38,089)	(13,535)	(8,278)

INVESTING ACTIVITIES
Additions to property, plant and equipment	—	(4,758)	(28,609)	(1,637)	—	(35,004)
Proceeds received from disposition of property, plant and equipment	—	—	212	100	—	312
Acquisitions	—	—	(82,000)	(121,500)	—	(203,500)
Disbursements of related party borrowings	—	—	(42,000)	—	42,000	—
Asset transfer	—	(21)	(121,479)	121,500	—	—
Sales of short-term investments	—	—	700	—	—	700

NET CASH USED IN INVESTING ACTIVITIES	—	(4,779)	(273,176)	(1,537)	42,000	(237,492)

FINANCING ACTIVITIES
Proceeds from issuance of new debt	—	—	1	—	—	1
Proceeds from related party borrowings	—	—	—	42,000	(42,000)	—
Payments on term borrowings	—	(33)	(4,201)	—	—	(4,234)
Additions to deferred financing costs	—	—	(108)	—	—	(108)
Cash dividends	—	(8,645)	(13,535)	—	13,535	(8,645)
Proceeds from exercise of employee stock options	—	630	—	—	—	630
Excess tax benefits from share-based payment arrangements	—	—	469	—	—	469

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	—	(8,048)	(17,374)	42,000	(28,465)	(11,887)

Effect of exchange rate changes on cash and cash equivalents	—	437	(1)	16	—	452

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(213)	24,703	(284,085)	2,390	—	(257,205)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,226	83,042	482,224	1,453	—	568,945

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,013	$107,745	$198,139	$3,843	$—	$311,740

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED JUNE 30, 2007
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$201	$139,128	$134,987	$6,930	$(142,118)	$139,128
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
Minority Interest	—	—	—	5,274	—	5,274
Depreciation	—	6,087	22,373	591	—	29,051
Amortization of intangibles	—	—	70	181	—	251
Amortization of deferred financing costs	507	32	150	2	—	691
Deferred income taxes	—	3,587	(4)	—	—	3,583
Loss (gain) on disposition of property, plant and equipment	—	41	(26)	(28)	—	(13)
Income from 50% owned joint ventures	—	—	(14,334)	—	—	(14,334)
Distributions from 50% owned joint ventures	—	—	11,250	—	—	11,250
Cash dividends received	—	13,527	—	—	(13,527)	—
Equity Earnings of subsidiaries	(11,603)	(123,565)	(6,950)	—	142,118	—
Compensation cost from share-based awards	—	(7,241)	15,464	—	—	8,223
Excess tax benefits from share-based payment arrangements	—	—	(463)	—	—	(463)

Changes in operating assets and liabilities, net of acquisitions:	—
Accounts receivable	—	660	2,252	3,515	—	6,427
Inventories	—	(12,260)	(11,610)	(7,614)	—	(31,484)
Other assets	(2)	727	(85)	(2,003)	—	(1,363)
Liabilities	10,611	(22,820)	(82,771)	6,935	—	(88,045)

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(286)	(2,097)	70,303	13,783	(13,527)	68,176

INVESTING ACTIVITIES
Additions to property, plant and equipment	—	(3,246)	(34,895)	(531)	—	(38,672)
Proceeds received from disposition of property, plant and equipment	—	—	427	(18)	—	409
Acquisitions	—	—	—	(4,988)	—	(4,988)
Purchases of short-term investments	—	—	(243,969)	—	—	(243,969)
Sales of short-term investments	—	—	257,835	—	—	257,835

NET CASH USED IN INVESTING ACTIVITIES	—	(3,246)	(20,602)	(5,537)	—	(29,385)

FINANCING ACTIVITIES
Proceeds from issuance of new debt	—	—	19,508	—	—	19,508
Payments on term borrowings	—	(40)	(59)	7	—	(92)
Additions to deferred financing costs	—	—	(521)	—	—	(521)
Cash dividends paid	—	(6,106)	(13,527)	—	13,527	(6,106)
Distributions to subsidiary’s minority shareholder	—	—	—	(3,944)	—	(3,944)
Proceeds from issuance of employee stock purchases	—	322	—	—	—	322
Excess tax benefits from share-based payment arrangements	—	—	463	—	—	463

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	—	(5,824)	5,864	(3,937)	13,527	9,630

Effect of exchange rate changes on cash and cash equivalents	—	440	49	44	—	533

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(286)	(10,727)	55,614	4,353	—	48,954

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	967	11,025	66,600	2,059	—	80,651

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$681	$298	$122,214	$6,412	$—	$129,605

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$397	$425,115	$386,111	$13,086	$(399,594)	$425,115
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	—	—	—	7,938	—	7,938
Depreciation	—	15,047	87,077	2,380	—	104,504
Amortization of intangibles	—	—	47,497	2,923	—	50,420
Amortization of deferred financing costs	1,014	69	4,296	3	—	5,382
Deferred income taxes	—	9,426	(25,394)	—	—	(15,968)
(Gain) loss on disposition of property, plant and equipment	—	(363)	52	42	—	(269)
Income from 50% owned joint ventures	—	(302)	(59,805)	—	—	(60,107)
Distributions from 50% owned joint ventures	—	—	40,404	—	—	40,404
Cash dividends received	—	13,535	3,746	—	(17,281)	—
Facility closure expenses	—	—	990	—	—	990
Equity earnings of subsidiaries	(23,210)	(362,645)	(13,739)	—	399,594	—
Compensation cost from share-based awards	—	3,326	12,473	—	—	15,799
Realized loss on writedown of investments	—	—	39,671	—	—	39,671
Excess tax benefits from share-based payment arrangements	—	—	(1,133)	—	—	(1,133)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	(51,286)	(274,859)	(31,546)	—	(357,691)
Inventories	—	(29,205)	(204,076)	(38,677)	—	(271,958)
Other assets	—	1,238	(103)	(4,220)	—	(3,085)
Liabilities	23,791	63,209	77,568	18,408	—	182,976

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,992	87,164	120,776	(29,663)	(17,281)	162,988

INVESTING ACTIVITIES
Additions to property, plant and equipment	—	(9,060)	(54,283)	(2,367)	—	(65,710)
Proceeds received from the disposition of property, plant and equipment	—	—	1,473	141	—	1,614
Acquisitions	—	—	(82,000)	(121,500)	—	(203,500)
Disbursements of related party borrowings	—	—	(42,000)	—	42,000	—
Asset transfer	—	(21)	(121,479)	121,500	—	—
Sales of short-term investments	—	—	700	—	—	700

NET CASH USED IN INVESTING ACTIVITIES	—	(9,081)	(297,589)	(2,226)	42,000	(266,896)

FINANCING ACTIVITIES
Proceeds from issuance of new debt	—	—	499	—	—	499
Proceeds from related party borrowings	—	—	—	42,000	(42,000)	—
Payments on term borrowings	—	(57)	(4,202)	—	—	(4,259)
Additions to deferred financing costs	—	—	(108)	—	—	(108)
Cash dividends	—	(125,310)	(13,535)	(3,746)	17,281	(125,310)
Distributions to subsidiary’s minority shareholder	—	—	—	(3,065)	—	(3,065)
Proceeds from exercise of employee stock options	—	1,124	—	—	—	1,124
Excess tax benefits from share-based payment arrangements	—	—	1,133	—	—	1,133

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	—	(124,243)	(16,213)	35,189	(24,719)	(129,986)

Effect of exchange rate changes on cash and cash equivalents	—	(1,701)	—	(27)	—	(1,728)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,992	(47,861)	(193,026)	3,273	—	(235,622)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	21	155,606	391,165	570	—	547,362

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,013	$107,745	$198,139	$3,843	$—	$311,740

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2007
(US$ in thousands)
(Unaudited)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$3,504	$272,663	$271,791	$13,629	$(288,924)	$272,663
Adjustment to reconcile net income to net cash provided by operating activities:
Minority Interest	—	—	—	9,886	—	9,886
Depreciation	—	11,483	44,537	1,123	—	57,143
Amortization of intangibles	—	—	140	569	—	709
Amortization of deferred financing costs	1,014	61	298	3	—	1,376
Deferred income taxes	—	9,869	387	—	—	10,256
Loss (gain) on disposition of property, plant and equipment	—	41	261	(11)	—	291
Income from 50% owned joint ventures	—	—	(32,029)	—	—	(32,029)
Distributions from 50% owned joint ventures	—	—	31,654	—	—	31,654
Cash dividends received	27,158	83,874	10,270	—	(121,302)	—
Equity Earnings of subsidiaries	(23,113)	(246,088)	(16,202)	—	285,403	—
Compensation cost from share-based awards	—	1,541	15,464	—	—	17,005
Excess tax benefits from share-based payment arrangements	—	—	(989)	—	—	(989)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	(33,542)	(119,733)	(10,993)	—	(164,268)
Inventories	—	(15,196)	12,858	(6,984)	—	(9,322)
Other assets	13	(1,841)	25,034	(363)	—	22,843
Liabilities	(2,780)	1,187	(30,229)	10,874	3,521	(17,427)

NET CASH PROVIDED BY OPERATING ACTIVITIES	5,796	84,052	213,512	17,733	(121,302)	199,791

INVESTING ACTIVITIES
Additions to property, plant and equipment	—	(6,180)	(85,014)	(1,592)	—	(92,786)
Proceeds received from disposition of property, plant and equipment	—	—	1,165	—	—	1,165
Acquisitions	—	—	—	(4,988)	—	(4,988)
Change in restricted cash	—	—	(6)	—	—	(6)
Purchases of short-term investments	—	—	(461,658)	—	—	(461,658)
Sales of short-term investments	—	—	457,630	—	—	457,630

NET CASH USED IN INVESTING ACTIVITIES	—	(6,180)	(87,883)	(6,580)	—	(100,643)

FINANCING ACTIVITIES
Proceeds from issuance of new debt	—	—	19,508	—	—	19,508
Payments on term borrowings	—	(70)	(84)	—	—	(154)
Additions to deferred financing costs	—	—	(521)	—	—	(521)
Cash dividends paid	(13,000)	(94,617)	(108,302)	—	121,302	(94,617)
Distributions to subsidiary’s minority shareholder	—	—	—	(5,165)	—	(5,165)
Proceeds from issuance of employee stock purchases	—	617	—	—	—	617
Excess tax benefits from share-based payment arrangements	—	—	989	—	—	989

NET CASH USED IN FINANCING ACTIVITIES	(13,000)	(94,070)	(88,410)	(5,165)	121,302	(79,343)

Effect of exchange rate changes on cash and cash equivalents	—	471	49	44	—	564

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(7,204)	(15,727)	37,268	6,032	—	20,369

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,885	16,025	85,000	326	—	109,236

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$681	$298	$122,268	$6,358	$—	$129,605

GERDAU AMERISTEEL

Gerdau Ameristeel Corporation
Executive Office
4221 W. Boy Scout Blvd., Suite 600
Tampa, FL 33607
Phone: (813) 286.8383
www.gerdauameristeel.com

Gerdau
Av. Farrapos, 1811 - 90220-005
Porto Alegre - RS - Brasil
Phone: +55 (51) 3323.2000
www.gerdau.com.br

Gerdau AmeriSteel - Investor Relations
Phone: (813) 319.4896
Fax: (813) 207.2355
ir@gerdauameristeel.com

Gerdau - Investor Relations
Phone: +55 (51) 3323.2703
Fax: +55 (51) 3323.2281
inform@gerdau.com.br